Exhibit 99.1

EXECUTION VERSION

CATALYST PAPER CORPORATION, AS ISSUER

THE GUARANTORS PARTY HERETO, AS GUARANTORS

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF SEPTEMBER 13, 2012

PIK TOGGLE SENIOR SECURED NOTES

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

COMPUTERSHARE TRUST COMPANY OF CANADA, AS COLLATERAL TRUSTEE

TABLE OF CONTENTS

Page
ARTICLE I
INTERPRETATION
Section 1.01 To Be Read With Base Indenture	1
ARTICLE II
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
Section 2.01 Construction	2
Section 2.02 Definitions	3
ARTICLE III
GENERAL TERMS AND CONDITIONS OF THE PIK TOGGLE NOTES
Section 3.01 Designation and Principal Amount	29
Section 3.02 Maturity Date	29
Section 3.03 Form; Denomination; Payment of Interest	29
Section 3.04 Original Issue Discount Legend	30
ARTICLE IV
REDEMPTION OF NOTES
Section 4.01 Optional Redemption	31
Section 4.02 Threshold PIK Toggle Note Excess Cash Redemption	31
Section 4.03 Selection by Trustee of Notes to be Redeemed	32
ARTICLE V
EVENTS OF DEFAULT
Section 5.01 Event of Default	32
ARTICLE VI
DEFEASANCE AND COVENANT DEFEASANCE
Section 6.01 Defeasance And Covenant Defeasance	32

ARTICLE VII
[RESERVED]
ARTICLE VIII
[RESERVED]
ARTICLE IX
AMALGAMATIONS, MERGERS, CONSOLIDATIONS
AND CERTAIN SALES AND PURCHASES OF ASSETS
Section 9.01 Amalgamations, Mergers, Consolidations and Certain Sales and Purchases of Assets	33
ARTICLE X
COVENANTS
Section 10.01 Payment Of PIK Toggle Notes	36
Section 10.02 Reserved	36
Section 10.03 Reserved	36
Section 10.04 Reserved	36
Section 10.05 Limitation On Additional Debt	36
Section 10.06 Limitation On Restricted Payments	37
Section 10.07 Limitation On Liens	42
Section 10.08 Limitation On Transactions With Affiliates	42
Section 10.09 Limitation On Asset Sales	45
Section 10.10 Limitation On Dividend And Other Payment Restrictions Affecting Restricted Subsidiaries	48
Section 10.11 Reserved	51
Section 10.12 Reserved	51
Section 10.13 Change Of Control Offer	51
Section 10.14 Excess Cash Offer	53
ARTICLE XI
AMENDMENTS, SUPPLEMENTS AND WAIVERS
Section 11.01 Amendment to Section 14.01 of the Base Indenture	54
Section 11.02 Amendment to Section 14.02 of the Base Indenture	55
ARTICLE XII
MISCELLANEOUS PROVISIONS
Section 12.01 Ratification Of Indenture	55
Section 12.02 Effect Of Headings and Table of Contents	55
Section 12.03 Separability Clause	55
Section 12.04 Benefits Of Indenture	55
Section 12.05 Governing Law; Waiver Of Jury Trial	55
Section 12.06 Subordinated Lien Representative	56
ANNEXES
Annex A Form of PIK Toggle Note	A-1

FIRST SUPPLEMENTAL INDENTURE, dated as of September 13, 2012, among Catalyst Paper Corporation, a corporation incorporated under the laws of Canada, as issuer (the "Company"), the Guarantors from time to time party hereto, Wilmington Trust, National Association, as Trustee, and Computershare Trust Company of Canada, as Collateral Trustee.

WITNESSETH:

WHEREAS, the Company, the Guarantors, the Trustee and the Collateral Trustee have entered into the Indenture, dated as of September 13, 2012 (the "Base Indenture"), which provides for the issuance from time to time by the Company of secured debentures, notes, bonds or other evidences of indebtedness (the "Notes") in an unlimited aggregate principal amount in one or more series as might be determined by the Company under the Base Indenture; and

WHEREAS, pursuant to the terms of the Base Indenture, the Company desires to provide for the establishment of a series of its Notes to be known as the "PIK Toggle Senior Secured Notes" (together with any increases in the aggregate principal amount thereof, and any PIK Notes, the "PIK Toggle Notes"), the form of such PIK Toggle Notes and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this First Supplemental Indenture (this "First Supplemental Indenture" and together with the Base Indenture, this "Indenture").

NOW, THEREFORE, for and in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed for the equal and proportionate benefit of all Holders of PIK Toggle Notes as follows:

ARTICLE I

INTERPRETATION

Section 1.01                      To Be Read With Base Indenture.

This First Supplemental Indenture is supplemental to the Base Indenture, and this First Supplemental Indenture and the Base Indenture shall hereafter be read together with respect to the PIK Toggle Notes.  If any term or provision contained in this First Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Base Indenture, the terms and provisions of this First Supplemental Indenture shall govern; provided, that the terms and provisions of this First Supplemental Indenture modify or amend the terms of the Base Indenture only with respect to the PIK Toggle Notes.

ARTICLE II

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 2.01                      Construction.

(a)           For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)           Subject to Section 1.01 hereof, a term defined in the Base Indenture has the same meaning when used in this First Supplemental Indenture;

(2)           the terms defined herein include the plural as well as the singular and where the use of a word implies a gender, the word shall apply to all genders;

(3)           all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (whether or not such is indicated herein);

(4)           unless the context otherwise requires, any reference to an "Article" or a "Section", or to an "Annex" or a "Schedule", refers to an Article or Section of, or to an Annex or a Schedule attached to, this First Supplemental Indenture, as the case may be;

(5)           unless the context otherwise requires, any reference to a statute, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time;

(6)           a term has the meaning assigned to it herein, whether defined expressly or by reference;

(7)           "or" is not exclusive;

(8)           "U.S. Dollars", "United States Dollars" and "US$" each refer to United States Dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts; and "$" and "Cdn$" each refer to Canadian Dollars, or such other money of Canada that at the time of payment is legal tender for payment of public and private debts;

(9)           unless otherwise specifically set forth herein, all calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with GAAP; and

(10)           the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Section 2.02                      Definitions

.

Section 1.02 of the Base Indenture is amended and supplemented, solely with respect to the PIK Toggle Notes, by inserting the following additional defined terms in their appropriate alphabetical positions:

"ABL Debt Obligations" has the meaning set forth in the Collateral Trust Agreement.

"Accounts Receivable" of a Person means all of the accounts receivable of such Person whether now existing or existing in the future.

"Additional Secured Debt" means additional Secured Debt incurred by the Company or a Guarantor in compliance with this Indenture, the ABL Debt Documents and the Intercreditor Agreement by issuing or increasing a Series of Secured Debt; provided, that Additional Secured Debt may not mature prior to the date on which the PIK Toggle Notes mature and may not amortize at a rate greater than 1% per annum.

"Affiliate" means, with respect to any specific Person, any other Person (including, without limitation, such Person's issue, siblings and spouse) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such specified Person; provided, that, for purposes of this Indenture, the term “Affiliate” shall not include Powell River Energy Inc. or Powell River Energy Limited Partnership so long as such Persons are not Subsidiaries of the Company pursuant to the terms of this Indenture.  For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that, for purposes of Section 10.08, beneficial ownership of at least 10% of the voting securities of a Person, either directly or indirectly, shall be deemed to be control.

"Affiliate Transaction" has the meaning specified in Section 10.08(a).

"Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person becomes a Restricted Subsidiary, or shall be merged or amalgamated with or into the Company or any Restricted Subsidiary or (ii) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

"Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease (other than operating leases entered into in the ordinary course of business) or other disposition (including pursuant to any Sale and Lease-Back Transaction), other than to the Company or any of its Restricted Subsidiaries, in any single transaction or series of related transactions of:

(1)           any Capital Stock of any Restricted Subsidiary; or

(2)           any other property or assets (including any interest therein) of the Company or of any Restricted Subsidiary outside of the ordinary course of business;

provided, that Asset Sales shall not include:

(a)           a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of, and where the aggregate Fair Market Value of the assets sold, transferred, or disposed of, is less than $3,500,000,

(b)           the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under Section 9.01 or any disposition that constitutes a Change of Control,

(c)           sales, transfers or other dispositions of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use or unnecessary in connection with the business of the Company or any Restricted Subsidiary, as the case may be,

(d)           the sale of inventory in the ordinary course of business,

(e)           the sale of Accounts Receivable without recourse to the Company or any Restricted Subsidiary (except with respect to standard representations and warranties) at no more than customary discounts in the market for such sales of receivables of similar quality,

(f)           any Restricted Payment made in compliance with Section 10.06 or any Permitted Investment,

(g)           the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind,

(h)           the granting of Liens not prohibited by this Indenture, or the lease, assignment, license, sub-license or sub-lease of any real or personal property in the ordinary course of business,

(i)           the liquidation of Cash Equivalents in the ordinary course of business, and

(j)           foreclosures and condemnations on assets.

"Asset Sale Proceeds" means, with respect to any Asset Sale,

(1)           cash or Cash Equivalents received by the Company or any Restricted Subsidiary from such Asset Sale, after:

(a)           provision for all income or other taxes measured by or resulting from such Asset Sale,

(b)           payment of all brokerage commissions, underwriting and other fees and expenses, including, without limitation, legal, accounting and appraisal fees, related to such Asset Sale,

(c)           provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale,

(d)           deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and

(e)           in the case of the sale of the Powell River Energy Joint Venture pursuant to the Plan (as defined in the Circular), provision is made for up to 50% of the net proceeds received by the Company and its Restricted Subsidiaries on account of such sale to be paid to PricewaterhouseCoopers, Inc., as monitor for the Company, for distribution to holder of rights to receive such proceeds all in accordance with the PREI Proceeds Agreement between the Company and PricewaterhouseCoopers, Inc., dated as of September 13, 2012, and

(2)           promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

"Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied (or have not been contractually committed to be applied, subject only to customary conditions other than the obtaining of financing) in accordance with clause (b)(1), (b)(2) or (b)(3) of Section 10.09, and which have not yet been the basis for an Excess Proceeds Offer in accordance with Section 10.09.

"Base Indenture" has the meaning set forth in the Recitals herein.

"Capital Contribution" means any cash contribution to the equity of the Company from a shareholder for which no consideration other than the issuance of Capital Stock (other than Disqualified Capital Stock) is given.  For purposes of clarification, if Capital Stock is issued in part for cash and in part for assets other than cash, the term "Capital Contribution" shall refer to the cash portion of the price for such Capital Stock.

"Cash Equivalents" means

(1)           Canadian or U.S. dollars;

(3)           marketable direct obligations issued by, or unconditionally guaranteed by, the federal government of the United States of America or Canada, respectively, or issued by any agency thereof and backed by the full faith and credit of the federal government of the United States of America or Canada, respectively, in each case maturing within one year from the date of acquisition thereof;

(4)           marketable direct obligations issued by any state of the United States of America or any province of Canada or any political subdivision of any such state or province, as the case may be, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; provided, that, in the event that any such obligation is not rated by S&P or Moody's, such obligation shall have the highest rating from DBRS;

(5)           commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least R-1 (low) from DBRS or A-2 from S&P or P-2 from Moody's;

(6)           overnight deposits, certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued or accepted by any bank organized under the laws of the United States of America or Canada or any state or province, as the case may be, thereof or the District of Columbia or any U.S. or Canadian branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than US$250,000,000;

(7)           repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (2) of this definition entered into with any bank meeting the qualifications specified in clause (5) of this definition; and

(8)           investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (6) of this definition.

A "Change of Control" of the Company shall be deemed to have occurred at such time as:

(1)           any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (other than any such group formed for the sole purpose of triggering a Change of Control in bad faith), becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Common Stock of the Company (other than by consolidation, merger or amalgamation),

(2)           there shall be consummated any consolidation or merger or amalgamation of the Company in which the Company is not the continuing or surviving Person or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation or amalgamation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger or amalgamation hold, directly or indirectly, at least a majority of the Common Stock of the surviving Person immediately after such consolidation or merger or amalgamation, or

(3)           the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

"Change of Control Offer" has the meaning specified in Section 10.13(a).

"Change of Control Payment Date" has the meaning specified in Section 10.13(b).

"Change of Control Purchase Price" has the meaning specified in Section 10.13(a).

"Change of Control Triggering Event" means the occurrence of a Change of Control.

"Circular" means the management proxy circular of the Company and the subsidiaries of the Company named therein, dated March 23, 2012, pertaining to a plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada), as supplemented by the press releases of the Company, dated May 15, 2012, June 21, 2012 and August 3, 2012.

"Consolidated Fixed Charge Coverage Ratio" means, at any date of determination, with respect to any Person, the ratio of EBITDA of such Person and its Restricted Subsidiaries to Consolidated Fixed Charges of such Person and its Restricted Subsidiaries, in each case, for the Four-Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis to:

(1)           the incurrence or repayment of any Debt of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation;

(2)           any incurrence or repayment of other Debt (and the application of the proceeds thereof), occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four-Quarter Period;

(3)           any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any increase or decrease, as the case may be, in EBITDA (including any pro forma cost reductions permitted pursuant to the provisions of the definition of "EBITDA") directly attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four-Quarter Period) occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) occurred on the first day of such Four-Quarter Period; and

(4)           interest income generated by cash or cash equivalents on the Company's balance sheet on a pro forma basis reflecting the rate at which such or similar cash or cash equivalents are accruing interest as of the relevant date of determination as a result of any of the foregoing transactions.

"Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus (ii) the amount of all dividend payments (to any Person other than the Company or a Restricted Subsidiary) on any series of Disqualified Capital Stock of such Person (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period, plus (iii) the amount of all cash dividend payments (to any Person other than the Company or a Restricted Subsidiary) on any series of Preferred Stock (other than Disqualified Capital Stock) of such Person paid during such period, in each case, on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" means, with respect to any Person, for any period, the sum, without duplication, of:

(1)           the aggregate amount of interest charges (excluding (a) fees (including underwriting fees) and expenses incurred in connection with any Debt incurred pursuant to Section 10.05, including, but not limited to, any Permitted Debt, any Debt outstanding on the Issue Date and the PIK Toggle Notes, (b) the amortization of any deferred gains or losses in respect of Debt denominated in foreign currency as a result of fluctuations in exchange rates, (c) any premium paid, or fees and expenses incurred, in connection with the redemption, repurchase or retirement of any Debt of that Person or its Restricted Subsidiaries prior to the stated maturity thereof and (d) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility), whether expensed or capitalized, incurred or accrued by that Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP for such period (including non-cash interest payments); plus,

(2)           to the extent not included in (or specifically excluded from) clause (1) of this definition, an amount equal to the sum of:

(a)           imputed interest included in Capitalized Lease Obligations;

(b)           the net costs associated with Interest Rate Agreements, Currency Agreements and other hedging obligations;

(c)           the interest portion of any deferred payment obligations;

(d)           amortization of discount or premium on Debt, if any;

(e)           all capitalized interest and all accrued interest;

(f)           all other non-cash interest expense;

(g)           all interest incurred or paid under any guarantee of Debt (including a guarantee of principal, interest or any combination thereof) of any Person; and

(h)           the amount of all payments charged to shareholders equity on any "compound financial instrument" (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; less

(3)           interest income for such period.

For purposes of calculating Consolidated Interest Expense on a pro forma basis:

(1)           interest on Debt bearing a floating rate of interest shall be calculated using the interest rate in effect at the time of determination, taking into account on a pro forma basis any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term at the date of determination of at least 12 months; and

(2)           if Debt was incurred under a revolving credit facility, the interest expense on such Debt shall be calculated based upon the average daily balance of such Debt during the applicable period.

"Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that, to the extent included in calculating Net Income of such Person,

(1)           the Net Income of any other Person that is not a Restricted Subsidiary of the Person in question, shall be excluded, except to the extent of the amount of cash dividends or distributions actually received by such Person or a Restricted Subsidiary of such Person,

(2)           for purposes of Section 10.06, the Net Income (but not loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the PIK Toggle Notes or this Indenture or pursuant to a restriction or limitation of the type described in clauses (2) or (3) of Section 10.10) shall be excluded to the extent of such restriction or limitation, provided, that Consolidated Net Income will be increased by the amount of dividends or other distributions actually paid in cash (or to the extent converted into cash) to the Person in respect of such period to the extent not already included therein,

(3)           (a) the Net Income of any Person acquired in a "pooling of interests" transaction for any period prior to the date of such acquisition shall be excluded and (b) any net after-tax gain (but not loss) resulting from an asset disposition by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded,

(4)           after-tax items classified as extraordinary, unusual or non-recurring gains or losses or expenses, or any restructuring costs, and any foreign exchange gains and losses, will be excluded,

(5)           any restoration to income or any contingency reserve of an extraordinary, non-recurring or unusual nature shall be excluded,

(6)           the cumulative effect of a change in accounting principles during such period will be excluded,

(7)           effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue and debt line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, will be excluded,

(8)           any after-tax effect of income (loss) from the early extinguishment of Debt, Interest Rate Agreements, Currency Agreements, Commodity Agreements, or other derivative instruments will be excluded,

(9)           any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP, will be excluded,

(10)           in the case of a successor to such Person by consolidation or merger or amalgamation or as a transferee of such Person's assets, any earnings of the successor corporation prior to such consolidation, merger or amalgamation or transfer of assets shall be excluded if and to the extent such corporation was not subject to this Indenture, and

(11)           any realized or unrealized foreign currency transaction gains or losses in respect of Debt (and/or any related hedge which is not entered into for speculative purposes) of any Person denominated in a currency other than the functional currency of such Person will be excluded.

"Consolidated Secured Leverage Ratio" means, at any date of determination, with respect to any Person, the ratio of:

(x)           the total aggregate principal amount of Debt of such Person and its Restricted Subsidiaries that is secured by assets of such Person or its Restricted Subsidiaries, plus, without duplication of any of the following, Capitalized Lease Obligations, plus the total aggregate principal amount of Debt of Restricted Subsidiaries that are not Guarantors, each as calculated at such date of determination, as would be reflected on a consolidated balance sheet of such Person prepared in accordance with GAAP, to

(y)           the EBITDA of such Person and its Restricted Subsidiaries for the Four-Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "total aggregate principal amount of Debt" will be calculated after giving effect on a pro forma basis to:

(1)           the incurrence or repayment of any Debt of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation;

(2)           any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or a Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any increase or decrease, as the case may be, in EBITDA (including any pro forma cost savings permitted to be included pursuant to the provisions of the definition of "EBITDA") directly attributable to the assets which are the subject of the Asset Sale or Asset Acquisition during the Four-Quarter Period) occurring on or after the first day of the Four-Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Debt) occurred on the first day of such Four-Quarter Period; and

(3)           Debt under a revolving credit facility will be calculated based upon the average daily balance of such Debt outstanding during the applicable period.

"Continuing Director" means, with respect to the Company, as of any date of determination, any member of the Board of Directors of the Company (i) who was a member of the Board of Directors of the Company on the Issue Date or (ii) whose appointment or election was approved by the affirmative vote of a majority of the Continuing Directors who were members of the Board of Directors of the Company at the time of such director's nomination or election.

"DBRS" means Dominion Bond Rating Service Limited and its successors.

"Designation" means the designation of any Subsidiary of the Company as an Unrestricted Subsidiary.

"Disqualified Capital Stock" means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each case, in accordance with a change of control or asset sale provision, which provision has substantially the same effect as Sections 10.09 and 10.13), in whole or in part, or is exchangeable into Debt on or prior to the Maturity Date of the PIK Toggle Notes.

"EBITDA" means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to

(1)           the sum, without duplication, of:

(a)           Consolidated Net Income for such period, minus any net income (or plus any net loss) attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), plus

(b)           the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income (minus any provision for taxes utilized in computing net loss under clause (1) of this definition to the extent such provision reduced net loss), plus

(c)           Consolidated Interest Expense for such period, plus

(d)           depreciation for such period on a consolidated basis, to the extent reducing Consolidated Net Income, plus

(e)           amortization of goodwill, deferred charges and other intangibles for such period on a consolidated basis, to the extent reducing Consolidated Net Income, plus

(f)           non-recurring charges or expenses made or incurred in connection with the Restructuring, any purchase, redemption, acquisition or retirement of any Debt permitted to be incurred under this Indenture and any restructuring and transaction costs incurred in connection with any future acquisition, Equity Offering or issuance of Capital Stock to the extent reducing Consolidated Net Income, plus

(g)           the amount of any non-recurring restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities, plus

(h)           any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (except to the extent that such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent), plus

(i)           the amount of any minority or noncontrolling interest expense consisting of income attributable to minority or noncontrolling equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income, plus

(j)           in connection with any acquisition or disposition by the Company or any of its Restricted Subsidiaries (if such acquisition or disposition would be considered "significant" within the meaning of clause (b) of Rule 11-01 of Regulation S-X promulgated by the Commission, as in effect as of the Issue Date), the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or to be taken in connection therewith (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (1) such cost savings are reasonably identifiable and factually supportable, and are so identified in a certificate provided to the Trustee simultaneously with the delivery of the quarterly compliance report as set forth in Section 6.03 of the Base Indenture and (2) such actions have been taken or are to be taken within 15 months after the date of such acquisition or disposition (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Consolidated Fixed Charge Coverage Ratio"), plus

(k)           any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Capital Stock of the Company (other than Disqualified Capital Stock) and such net cash proceeds are an Excluded Contribution or are included in part of the net cash proceeds in respect of an incurrence of Debt pursuant to clause (19) of the definition of Permitted Debt, minus

(2)           all non-cash items increasing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP.

"Equity Offering" means a public or private offering of equity securities of the Company (however designated and whether voting or non-voting) and any and all rights, warrants, receipts or options to acquire such equity securities of the Company.

"Excess Cash" shall, at any time, mean the excess of (a) the sum at that time of (1) the total cash and Cash Equivalents of the Company and its Restricted Subsidiaries, plus (2) the total amount then available to be drawn by the Company under the ABL Facility (determined net of any reserves, required minimum liquidity levels or any minimum availability threshold required to avoid triggering full cash dominion), over (b)(i) with respect to a Threshold PIK Toggle Note Excess Cash Redemption, $100 million and (ii) with respect to an Excess Cash Offer, $125 million.

"Excess Cash Amount" has the meaning specified in Section 10.14.

"Excess Cash Minimum" has the meaning specified in Section 10.14.

"Excess Cash Offer" has the meaning specified in Section 10.14.

"Excess Proceeds Offer" has the meaning specified in Section 10.09.

"Excluded Contribution" means net cash proceeds, or the Fair Market Value of property or assets, received by the Company as Capital Contributions after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Capital Stock) of the Company after the Issue Date, in each case to the extent designated as an Excluded Contribution pursuant to an Officers' Certificate and not previously included in the calculation set forth in clause (a)(3)(B) or clause (b)(5) of Section 10.06 for purposes of determining whether a Restricted Payment may be made.

"First Supplemental Indenture" has the meaning set forth in the Recitals herein.

"Floating Rate Notes" means the Company's Floating Rate Senior Secured Notes, issued pursuant the Floating Rate Notes Indenture.

"Floating Rate Notes Indenture" means the Base Indenture, as supplemented by the second supplemental indenture, dated as of September 13, 2012, relating to the Floating Rate Notes.

"Four-Quarter Period" means at any date of determination the four most recent consecutive fiscal quarters for which consolidated financial statements are available ending on or prior to the date of such determination.

"Independent Financial Advisor" means an investment banking firm, appraisal firm or accounting firm of national reputation in the United States of America or Canada, which, in the good faith judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

"Inventory" has the meaning set forth in the Security Agreements.

"Investments" means (without duplication), with respect to any Person, directly or indirectly, any advance (or other extension of credit), account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan or capital contribution to (by means of transfers of cash or other Property to others, payments for Property or services for the account or use of others or otherwise), any guarantee of any Debt of any other Person, the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, or interest in any Person or the making of any investment in any Person.  Investments shall exclude (i) extensions of trade credit to customers and advances in respect of commissions and travel and similar expenses to officers and employees, in each case made in the ordinary course of business and (ii) the repurchase of securities of any Person by such Person.  For the purposes of Section 10.06, the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided, that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.  In determining the amount of any Investment involving the transfer of any property or assets other than cash, such property or assets shall be valued at its or their Fair Market Value at the time of such transfer.

"Issue Date" means the date the PIK Toggle Notes are first issued by the Company and authenticated by the Trustee under this Indenture.

"Junior Debt" means Debt of the Company or any Guarantor which (a) is unsecured and ranks pari passu in right of payment to other senior unsecured Debt of the Company or such Guarantor, as applicable, or (b) is subordinated in right of payment to the PIK Toggle Notes or such Guarantor's guarantee of the PIK Toggle Notes, as applicable.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

"Noteholder Proceeds Collateral Account" has the meaning set forth in the Collateral Trust Agreement.

"Notes" has the meaning set forth in the Recital herein.

"Permitted Debt" means:

(1)           Debt of the Company or a Guarantor arising under or in connection with any ABL Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $175,000,000 and (b) the sum of:

(i)
85.0% of the book value of Accounts Receivable net of any allowance for doubtful accounts of the Company and its Restricted Subsidiaries as of the last fiscal quarter for which financial statements are prepared, plus

(ii)
60.0% of the book value of Inventory at the lower of cost or net realizable value net of any allowance for obsolescence of the Company and its Restricted Subsidiaries as of the last fiscal quarter for which financial statements are prepared.

(2)           Debt of the Company under the Floating Rate Notes, the PIK Toggle Notes (including any PIK Notes) and Debt of the Company or any Guarantor that will constitute Additional Secured Debt, in an aggregate principal amount that does not exceed, at any one time outstanding, the Secured Debt Cap;

(3)           Debt (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided, that (a) any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Debt is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Debt (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an incurrence of such Debt by the Company not permitted by this clause (3) at the time of such issuance, transfer or other event, (b) any Debt owed by the Company to a Restricted Subsidiary that is not a Guarantor must be subordinated in right of payment to the PIK Toggle Notes, and (c) any Debt owed by a Guarantor to a Restricted Subsidiary that is not a Guarantor must be subordinated in right of payment to the Guarantee of such Guarantor;

(4)           (A) Purchase Money Debt and (B) Capitalized Lease Obligations incurred or assumed in connection with the acquisition of property in the ordinary course of business in an aggregate principal amount outstanding not to exceed, together with all other Debt outstanding under this clause (4), at the time of any such incurrence, $15,000,000;

(5)           Debt under Interest Rate Agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiary (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes; provided, that the notional principal amount of such Interest Rate Agreements, at the time of the incurrence thereof, does not exceed the principal amount of the Debt to which such Interest Rate Agreements relate other than by reason of fees, indemnities or compensation payable thereunder;

(6)           Debt under Currency Agreements entered into in the ordinary course of business of the Company or any Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes; provided, that in the case of Currency Agreements which relate to Debt, such Currency Agreements do not increase the principal amount of Debt of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(7)           Debt of the Company or any Restricted Subsidiary in respect of reimbursement obligations relating to undrawn standby letters of credit issued for the account of the Company or such Restricted Subsidiary, as the case may be, including in connection with workers' compensation claims, self insurance or other similar reimbursement type obligations;

(8)           Debt of the Company or any Restricted Subsidiary in respect of (x) completion guarantees, bid, performance, surety or appeal bonds, or other similar bonds, instruments or obligations, provided in the ordinary course of business; (y) the financing of insurance premiums in the ordinary course of business; and (z) netting, overdraft protection, and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or similar facility or arrangement;

(9)           Debt of the Company or any of its Restricted Subsidiaries not to exceed $25,000,000 in aggregate principal amount at any one time outstanding which may, but need not be, incurred under the Credit Facilities;

(10)           Refinancing Debt;

(11)           Debt of the Company or any of its Restricted Subsidiaries in respect of accommodation guarantees for the benefit of trade creditors of any such person, trade letters of credit, standby letters of credit, performance bonds, bankers' acceptances and surety bonds, in each case, incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) in an aggregate principal amount not in excess of $5,000,000 at any one time outstanding;

(12)           Debt outstanding on the Issue Date except for indebtedness incurred pursuant to clause (1) or (2) of this definition;

(13)           Debt under Commodity Agreements entered into in the ordinary course of business of the Company or any of its Restricted Subsidiaries (or of the Company and its Restricted Subsidiaries collectively) and not for speculative purposes;

(14)           Debt of the Company, to the extent the net proceeds thereof are promptly (i) used to purchase notes tendered in a Change of Control Offer or (ii) deposited to defease or satisfy and discharge the PIK Toggle Notes or the Floating Rate Notes;

(15)           guarantees by the Company or any Restricted Subsidiary of Debt or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Debt incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of Section 10.05);

(16)           Debt consisting of guarantees, indemnities, obligations in respect of earn-outs or other purchase price adjustments, or similar obligations, incurred in connection with the acquisition or disposition of any business, assets or Person;

(17)           Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided, however, that such Debt is extinguished within 10 Business Days of its incurrence;

(18)           Attributable Debt incurred by the Company or any Restricted Subsidiary pursuant to Sale and Lease-Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date, provided, that the aggregate amount of Attributable Debt incurred under this clause may not exceed $10,000,000;

(19)           Debt of the Company or any Guarantor equal to 200.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Capital Stock of the Company (other than Disqualified Capital Stock) or Capital Contributions (other than sales of Capital Stock to the Company or any of its Subsidiaries) to the extent (x) such net cash proceeds or cash have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to Section 10.06 or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (2) of the definition thereof) or (y) the costs and expenses related to such issue or sale of Capital Stock of the Company have not been added to EBITDA pursuant to clause (1)(k) of the definition thereof; and

(20)           any Debt incurred by the Company or any Restricted Subsidiary to the extent (i) (A) all of the net proceeds of such Debt are used to fully or partially pay the consideration for any Asset Acquisition or (B) such Debt constitutes Acquired Debt and (ii) after giving pro forma effect to such incurrence and the related Asset Acquisition, (A) no Default or Event of Default will have occurred and be continuing or result therefrom and (B) the Company's Consolidated Fixed Charge Coverage Ratio is equal to or higher than the Company's Consolidated Fixed Charge Coverage Ratio immediately prior to giving effect to such incurrence and related Asset Acquisition.

"Permitted Investments" means Investments made on or after the Issue Date consisting of:

(1)           Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

(2)           Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of that Investment either (A) that Person becomes a Restricted Subsidiary of the Company or (B) that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof, and any Investment held by such Person and not made in contemplation of such merger, amalgamation, consolidation or acquisition;

(3)           Investments in Cash Equivalents;

(4)           reasonable and customary loans and advances made to employees consistent with past practice not to exceed $5,000,000 in the aggregate at any one time outstanding;

(5)           an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures or other securities that are issued by a third party to the Company or a Restricted Subsidiary as partial consideration for the consummation of an Asset Sale that is permitted under Section 10.09;

(6)           Investments (including, but not limited to, Investments in co-generation facilities) in Unrestricted Subsidiaries or in any corporation, partnership, joint venture or other entity (including, but not limited to, any entity engaged in the business of constructing and/or operating co-generation or similar facilities) in an amount not to exceed, together with the amount of all other Investments outstanding under this clause (6), at the time of such Investment, $15,000,000 (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)           any acquisition of assets in exchange for the Capital Stock (other than Disqualified Capital Stock) of the Company (with respect to assets acquired in part for cash and in part for Capital Stock of the Company, this clause shall treat as a Permitted Investment the portion of the assets acquired for Capital Stock of the Company);

(8)           Investments in securities of trade creditors or customers received in settlement of obligations that arose in the ordinary course of business pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(9)           Investments in Commodity Agreements, Interest Rate Agreements and Currency Agreements entered into in the ordinary course of business and not for speculative purposes;

(10)           receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business, and Investments relating to a Receivables Facility to the extent relating to the creation of a Receivables Subsidiary but which shall not fund ongoing expenses and financing costs incurred under such Receivable Facility;

(11)           Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(12)           purchases or repurchases of Notes that are permitted pursuant to the terms and conditions of this Indenture and the Floating Rate Notes Indenture;

(13)           any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 10.08(b) (except transactions described in clauses (1), (12) and (14) of such Section);

(14)           guarantees or indemnities in respect of Debt permitted to be incurred by the primary obligor pursuant to Section 10.05;

(15)           pledges or deposits permitted by Section 10.07; and

(15)           other Investments in any Person in an amount, together with the amount of all other Investments outstanding under this clause (16), not to exceed at the time of such Investment $10,000,000 (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value).

"Permitted Liens" means,

(1)           Liens on Property or assets of, or any Capital Stock of, any entity existing at the time such assets are (or entity is) acquired by the Company or any of its Restricted Subsidiaries, whether by merger, amalgamation, consolidation, purchase of assets or otherwise; provided (a) that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the Company or its Restricted Subsidiaries and (b) that any such Lien does not extend to or cover any Property, Capital Stock or Debt other than the Property, Capital Stock or Debt being acquired;

(2)           Liens securing Refinancing Debt; provided, that any such Lien does not extend to or cover any Property, Capital Stock or Debt other than the Property, Capital Stock or Debt securing the Debt so refunded, refinanced or extended;

(3)           Liens in favor of the Company or any Guarantor;

(4)           Liens to secure Purchase Money Debt that is otherwise permitted to be incurred under this Indenture; provided, that (a) any such Lien is created solely for the purpose of securing Debt representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of the Property so acquired, (b) the principal amount of the Debt secured by such Lien does not exceed 100% of such costs and expenses, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item;

(5)           (a) statutory liens or landlords', carriers', warehousemen's, unemployment insurance, surety or appeal bonds, mechanics', suppliers', materialmen's, repairmen's, builder's, mechanic's or other like Liens imposed by law arising in the ordinary course of business and (b) pledges, deposits or liens in connection with workers' compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), in each case with respect to (x) amounts not yet delinquent or (y) amounts which are delinquent but the validity of which are being contested in good faith by appropriate proceedings and, to the extent required under GAAP, adequate reserves with respect thereto are maintained on the books of the Company or any of its Restricted Subsidiaries in accordance with GAAP;

(6)           Liens existing on the Issue Date;

(7)           Liens securing the PIK Toggle Notes (including any PIK Notes), the Floating Rate Notes or the Guarantees related thereto;

(8)           Liens for taxes, assessments or governmental charges not yet due or that are due but are being contested by proceedings in an appropriate jurisdiction; provided, that any reserve or other appropriate provision as will be required in conformity with GAAP will have been made therefor;

(9)           Liens securing (a) Capitalized Lease Obligations permitted to be incurred under clause (4) of the definition of "Permitted Debt"; provided, that such Lien does not extend to any Property other than that subject to the underlying lease; (b) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; and (c) leases, licenses, subleases and sublicenses of assets in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Debt;

(10)           Liens on Collateral securing ABL Debt Obligations permitted pursuant to clause (1) of the definition of "Permitted Debt"; provided, that such Liens are subject to the Intercreditor Agreement;

(11)           Liens securing obligations under Interest Rate Agreements, Currency Agreements and Commodity Agreements, in each case which obligations are permitted to be incurred under this Indenture;

(12)           Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(13)           Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(14)           other Liens (including Liens on Collateral) securing obligations, which obligations do not exceed the greater of (i) 1.0% of the consolidated net tangible assets of the Company and (ii) $4,000,000 in the aggregate at any one time outstanding;

(15)           Liens arising pursuant to Sale and Lease-Back Transactions entered into in compliance with this Indenture;

(16)           Liens (not including Liens on Collateral) securing Debt permitted to be incurred under clause (9) or (11) of the definition of "Permitted Debt;"

(17)           Liens securing obligations incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company (or the Company and its Restricted Subsidiaries collectively) with respect to obligations that do not exceed $10,000,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(18)           the Lien of any judgment rendered or order issued which is being contested diligently by proceedings in an appropriate jurisdiction by the Company or any of its Restricted Subsidiaries and which does not have a material adverse effect on the ability of the Company and its Restricted Subsidiaries to operate the business or operations of the Company;

(19)           reservations, limitations, provisos, conditions, statutory exceptions to title and reservations of mineral rights expressed in any original grants from a government (including any agency or political subdivision thereof) which do not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(20)           servitudes, licenses, undersurface rights, easements, rights-of-way and rights in the nature of easements and other similar rights in land (including, without in any way limiting the generality of the foregoing, servitudes, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cable) granted to, or reserved or taken by, any persons which do not in the aggregate materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary or in respect to which the Company or any of its Restricted Subsidiaries has made satisfactory arrangement for relocation so that such use will not in the aggregate be materially and adversely impaired and mortgages of, and other liens and encumbrances against such servitudes, licenses, undersurface rights, easements, rights-of-way and other similar rights in lands;

(21)           zoning and building by-laws and ordinances, municipal by-laws and regulations, and restrictive covenants affecting the use to which the subject property may be put, the nature of any structure which may be erected thereon or the transfer of the subject property, provided, that such restrictions have been complied with and do not materially adversely interfere with the use of the subject property by the Company or a Restricted Subsidiary;

(22)           with respect to personal property only, Liens which are deemed to have arisen under the Personal Property Security Act (British Columbia) and similar legislation in other provinces or jurisdictions exclusively relating to property and assets subject to equipment leases which are not Capitalized Lease Obligations;

(23)           Liens with respect to any property of (i) any Unrestricted Subsidiaries, corporations, partnerships, joint ventures or other entities specified in clause (6) of the "Permitted Investments" definition or (ii) any other Unrestricted Subsidiaries, if pursuant to any laws or regulations such property would be deemed to be that of the Company or any of its Restricted Subsidiaries;

(24)           Liens on Accounts Receivable and related assets incurred in connection with a Receivables Facility, so long as such Lien does not extend to assets other than those being used to capitalize the applicable Receivables Subsidiary;

(25)           Liens (a) arising by operation of law in the ordinary course of business, (b) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets in the ordinary course of business, (c) on cash set aside at the time of the incurrence of any Debt or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Debt and are held in an escrow account or similar arrangement to be applied for such purpose, (d) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (e) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (f) pursuant to contracts for the purchase of natural gas, (g) attached to commodity trading incurred in the ordinary course of business, (h) on receivables (including related rights), (i) arising in connection with repurchase agreements constituting Debt permitted under Section 10.05 on assets that are the subject of such repurchase agreements or (j) arising from filing Uniform Commercial Code financing statements regarding operating leases;

(26)           any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (1), (2), (4), (6) or (9) of this definition; provided, that the principal amount secured by any such extension, renewal or replacement shall not be increased and such Lien shall not extend to any other Property of the Company or its Subsidiaries other than such item of Property originally covered by such Lien or by improvement thereon or additions or accessions thereto;

(27)           Liens on the Collateral to secure Debt permitted to be incurred under clause (2) of the definition of "Permitted Debt" and designated as Additional Secured Debt hereunder, so long as the aggregate principal amount of Secured Debt does not exceed, at the time such Additional Secured Debt is incurred, the Secured Debt Cap, provided, however, that (i) no such Additional Secured Debt has a final scheduled maturity prior to the final scheduled maturity of the PIK Toggle Notes and (ii) no such Additional Secured Debt shall be Priority Lien Debt unless and to the extent that the proceeds of such Additional Secured Debt refinance Floating Rate Notes;

(28)           Liens on assets of the Company or any Restricted Subsidiary which do not constitute Collateral, to the extent such Liens secure Debt incurred in accordance with clause (20) of the definition of "Permitted Debt";

(29)           Liens on assets of the Company or any Restricted Subsidiary which do not constitute Collateral, to the extent such assets are acquired by the Company or any of its Restricted Subsidiaries after the Issue Date and secure Debt otherwise permitted to be incurred under Section 10.05;

(30)           undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not been filed or registered at the Issue Date;

(31)           any title defects or irregularities which are of a minor nature and will not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(32)           any rights to acquire the subject property granted to any person (including options to purchase and rights of first refusal) provided, that the exercise of any such rights will not result in a sale, transfer or disposition of all or substantially all of the assets of the Company or a Restricted Subsidiary except as permitted herein under Article IX;

(33)           the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by any statutory provision or by the terms of leases, licenses, grants or permits which affect the subject property, to terminate the leases, licenses, grants or permits or to require annual or other periodic payments as a condition to the continuance thereof; and

(34)           with respect to any real property forming part of, or used by the Company or the Canadian Guarantors in connection with the mills located at Crofton, Elk Falls, Port Alberni and Powell River, British Columbia, all legal notations, charges, liens, interests and encumbrances registered against title to such lands on the Issue Date;

provided, that, "Permitted Liens" shall exclude any Liens (and for certainty any statutory deemed trusts) arising under Canadian federal or provincial pension legislation securing obligations which are delinquent.

"PIK Interest" has the meaning specified in Section 3.03(c).

"PIK Notes" has the meaning specified in Annex A.

"PIK Toggle Notes" has the meaning set forth in the Recitals herein.

"Priority Lien Debt" has the meaning set forth in the Collateral Trust Agreement.

“Receivables Fees” means customary distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other customary fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

"Refinancing Debt" means Debt that replaces, refunds, renews, refinances or extends any Debt of the Company or a Restricted Subsidiary permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to Section 10.05 (other than pursuant to clauses (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (13), (14), (15), (16), (17) and (18) of the definition of "Permitted Debt"), but only to the extent that (i) the Refinancing Debt is subordinated to the PIK Toggle Notes to at least the same extent as the Debt being replaced, refunded, renewed, refinanced or extended, if at all, (ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being replaced, refunded, renewed, refinanced or extended, or (b) after the Maturity Date of the PIK Toggle Notes, (iii) the portion, if any, of the Refinancing Debt that is scheduled to mature on or prior to the Maturity Date of the PIK Toggle Notes has a weighted average life to maturity at the time such Refinancing Debt is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Debt being replaced, refunded, renewed, refinanced or extended that is scheduled to mature on or prior to the Maturity Date of the PIK Toggle Notes, and (iv) such Refinancing Debt is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Debt being replaced, refunded, renewed, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being replaced, refunded, renewed, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Debt.

"Replacement Assets" means (i) properties or assets (other than cash or Cash Equivalents or any Capital Stock or other security) that will be used or useful in the business of the Company or its Restricted Subsidiaries, or in businesses reasonably similar to or ancillary to the business of the Company or its Restricted Subsidiaries or (ii) Capital Stock of any Person that will become on the date of acquisition thereof a Guarantor as a result of such acquisition.

"Required Percentage" shall mean 50%, provided that (a) if the Company's Consolidated Secured Leverage Ratio at the end of the applicable fiscal year is greater than 2.5 to 1.0 but less than or equal to 3.0 to 1.0, such percentage shall be 25%, and (b) if the Company's Consolidated Secured Leverage Ratio at the end of the applicable fiscal year is less than or equal to 2.5 to 1.0, such percentage shall be 0%.

"Restricted Payment" means any of the following:

(1)           the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than (x) the amount of any such dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) of the Company or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Restricted Subsidiaries, dividends or distributions payable to the Company or to a Restricted Subsidiary, so long as in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly-owned Restricted Subsidiary, the Company or a Restricted Subsidiary of the Company receives at least its pro rata share of such dividend or distribution);

(2)           the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Restricted Subsidiary);

(3)           the purchase, defeasance, repurchase, redemption or other acquisition or retirement for cash of the principal of any Junior Debt of the Company or any Guarantor prior to its scheduled maturity or any mandatory sinking fund payment in respect thereof (other than any such purchase, defeasance, repurchase, redemption or other acquisition or retirement of (i) any such Debt acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity in each case due within 12 months of the date of such purchase, defeasance, repurchase, redemption or other acquisition or retirement, or (ii) intercompany Debt owing between or among the Company and its Restricted Subsidiaries);

(4)           the making of any Investment other than a Permitted Investment;

(5)           any Designation; provided, that the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be deemed to include the Designation of all of the Subsidiaries of such Subsidiary; and

(6)           forgiveness of any Debt of an Affiliate (other than a Subsidiary) of the Company that is owed to the Company or a Restricted Subsidiary.

Cancellation of Debt owing to the Company or any of its Restricted Subsidiaries from employees, directors, officers or consultants of the Company, any of its Restricted Subsidiaries or any of its direct or indirect parent companies in connection with a repurchase of Capital Stock of the Company, will be deemed not to constitute a Restricted Payment for purposes of this definition or any other provision of this Indenture, so long as the Debt so cancelled was incurred at the time such Capital Stock being so repurchased was originally purchased by such employees, directors, officers or consultants and was incurred solely for the purpose of effecting such purchase.

In determining the amount of any Restricted Payment, cash distributed or invested shall be valued at the face amount thereof and Property other than cash shall be valued at its Fair Market Value, except that, in determining the amount of any Restricted Payment made under clause (5) of this definition, the amount of such Restricted Payment shall be equal to the greater of (1) the book value, and (2) the Fair Market Value, of the Company's proportionate direct or indirect interest in such Subsidiary on such date.

"Restructuring" means the transactions contemplated by the Circular, the Restructuring and Support Agreement (as defined in the Circular), the Restructuring Resolutions (as defined in the Circular) and the Plan (as defined in the Circular) and the transactions relating to the issuance of the Floating Rate Notes.

"S&P" means Standard & Poor's Ratings Services and its successors.

"Secured Debt" has the meaning set forth in the Collateral Trust Agreement.

"Secured Debt Cap" means US$360,000,000; provided, however, that in connection with the incurrence of Additional Secured Debt pursuant to clause (2) of the definition of "Permitted Debt", if the Consolidated Secured Leverage Ratio of the Company would exceed 3.0 to 1.0 at the time of such incurrence and after giving pro forma effect to such incurrence and the application of the proceeds therefrom, the incurrence of such Additional Secured Debt will require the consent of Holders of at least 75% in aggregate principal amount of the outstanding PIK Toggle Notes.

"Security Agreements" has the meaning set forth in the Collateral Trust Agreement.

"Series of Secured Debt" has the meaning set forth in the Collateral Trust Agreement.

"Subordinated Lien Debt" has the meaning set forth in the Collateral Trust Agreement.

"Threshold PIK Toggle Note Excess Cash Redemption" has the meaning specified in Section 4.02.

"Threshold PIK Toggle Notes" means the PIK Toggle Notes outstanding, if any, in excess of US$250,000,000, excluding any PIK Toggle Notes issued after the Issue Date (other than any PIK Notes).

"Unrestricted Subsidiary" means (i) any Subsidiary of an Unrestricted Subsidiary and (ii) any Subsidiary of the Company which is classified on or after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided, that a Subsidiary may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with Section 10.06; provided, further, that the Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.  The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

ARTICLE III

GENERAL TERMS AND CONDITIONS OF THE PIK TOGGLE NOTES

Section 3.01                      Designation and Principal Amount. There is hereby authorized a series of Notes constituting Subordinated Lien Debt and designated as "PIK Toggle Senior Secured Notes", initially limited in aggregate principal amount to US$250,000,000 (except for PIK Toggle Notes authenticated and delivered in accordance with Section 3.03 of the Base Indenture upon transfer of, or in exchange for, or in lieu of, other PIK Toggle Notes under Sections 3.04, 3.06, 3.07, 4.07 or 14.04 of the Base Indenture); provided that the Company may, at any time and from time to time, create and issue additional PIK Toggle Notes in an unlimited principal amount which will be part of the same series as the PIK Toggle Notes and which will have the same terms (except for the issue date, issue price and, in some cases, the first Interest Payment Date) as the PIK Toggle Notes.  The PIK Toggle Notes originally issued on the Issue Date, together with any additional PIK Toggle Notes subsequently issued (including PIK Notes), will be treated as a single series under this Indenture for all purposes.  The PIK Toggle Notes, including any additional PIK Toggle Notes, may be issued from time to time upon written order of the Company for authentication and delivery of PIK Toggle Notes pursuant to Section 3.03 of the Base Indenture.

Section 3.02                      Maturity Date. The Maturity Date of the PIK Toggle Notes is October 30, 2017.

Section 3.03                      Form; Denomination; Payment of Interest.

(a)           The PIK Toggle Notes shall be substantially in the form set forth in Annex A hereto.  The terms of such PIK Toggle Notes are herein incorporated by reference and are part of this First Supplemental Indenture.

(b)           The PIK Toggle Notes shall be issuable in denominations of US$1.00 and integral multiples of US$1.00 in excess thereof.

(c)           The Company shall pay interest on the PIK Toggle Notes, (i) at a rate of 11% per annum, payable in cash, or (ii) at a rate of 13% per annum, of which (x) 7.5% per annum shall be payable in cash and (y) 5.5% per annum shall be payable in the form of additional PIK Toggle Notes (rounded up to the nearest US$1.00) ("PIK Interest").  The Company shall elect the form of interest payment with respect to each interest payment period by delivering a notice to the Trustee prior to the beginning of such interest payment period in which the Company shall state whether it is electing to pay the interest due on the Interest Payment Date relating to such interest payment period in cash or in cash and PIK Interest, as applicable, pursuant to this Section 3.03(c) and whether the PIK Interest, if any, will be evidenced by an increase in the principal amount of the outstanding PIK Toggle Notes or the issuance of PIK Notes in an aggregate principal amount equal to the amount of PIK Interest then payable, in each case rounded up to the nearest US$1.00.  Such notice shall attach a notice of the election to the Holders, and the Company shall request that the Trustee deliver such notice to the Holders on behalf of the Company. In the absence of such an election for any interest payment period, interest on the PIK Toggle Notes shall be payable according to the election for the previous interest payment period. Interest for the first interest payment period commencing on the Issue Date shall be payable entirely in cash.  Simultaneously with the delivery of the notice described in this Section 3.03(c), the Company shall deliver to the Trustee a Company Order for the increase in the principal amount of the outstanding PIK Toggle Notes or for the authentication and delivery of PIK Notes (together with PIK Notes executed and delivered by the Company, if applicable).  The Trustee shall, if so ordered pursuant to a Company Order, authenticate and deliver PIK Notes without the receipt of an Officers’ Certificate or Opinion of Counsel regarding the authentication.

(d)           Interest on the PIK Toggle Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date to but excluding the date on which interest is paid.  Interest shall be calculated and payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 2012 and shall be paid until the principal of the PIK Toggle Notes is paid.  Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.  From and after the occurrence of an Event of Default in respect of the PIK Toggle Notes as set forth in this Indenture, the Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate of an additional 2% per annum on the cash interest rate on the PIK Toggle Notes.

(e)           If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, principal or interest payable with respect to such Interest Payment Date or Maturity Date, as the case may be, shall be paid on the next succeeding Business Day, with the same force and effect as if it were paid on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be.

(f)           For the purposes of the Interest Act (Canada) where any interest payable hereunder or under the PIK Toggle Notes is expressed to be computed on the basis of a 360-day year, the annual rate of interest to which such stated rate in the PIK Toggle Notes is equivalent shall be the stated rate multiplied by the actual number of days in any applicable year, being 365 or 366, as the case may be and divided by 360.

Section 3.04                      Original Issue Discount Legend. The PIK Toggle Notes are Original Issue Discount Notes and every PIK Toggle Note issued pursuant to this Indenture shall include the following legend on its face:

THIS NOTE MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED.  IF THIS NOTE IS ISSUED WITH OID, THE ISSUE PRICE, ORIGINAL ISSUE DATE, TOTAL AMOUNT OF OID AND YIELD TO MATURITY OF THE NOTE MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL AT CATALYST PAPER CORPORATION, 2ND FLOOR, 3600 LYSANDER LANE, RICHMOND, BRITISH COLUMBIA, V7B 1C3, CANADA, OR AT (604) 247-4400.

ARTICLE IV

REDEMPTION OF NOTES

Section 4.01                      Optional Redemption.

(a)           Prior to December 15, 2013, the Company may redeem the PIK Toggle Notes, at its option, in whole at any time or in part from time to time, at a Redemption Price equal to 103% of the aggregate principal amount of the PIK Toggle Notes to be redeemed, plus accrued and unpaid interest, if any, to the Redemption Date.

(b)           On or after December 15, 2013, the Company may redeem the PIK Toggle Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the aggregate principal amount of the PIK Toggle Notes to be redeemed, plus accrued and unpaid interest, if any, to the Redemption Date.

Section 4.02                      Threshold PIK Toggle Note Excess Cash Redemption.  In respect of each fiscal year ending after the Issue Date, the Company shall, within 15 days after the end of such fiscal year, be required to issue a notice of redemption pursuant to Section 4.04 of the Base Indenture, with a copy to the Trustee, and in accordance therewith redeem Threshold PIK Toggle Notes (a "Threshold PIK Toggle Note Excess Cash Redemption") in a principal amount equal to the lesser of (A) Excess Cash for such fiscal year (determined as of the last day of such fiscal year), less the aggregate amount of (i) any redemptions of PIK Toggle Notes during such fiscal year pursuant to the terms of this Indenture, (ii) any redemptions of Floating Rate Notes during such fiscal year pursuant to the terms of the Floating Rate Notes Indenture, (iii) any repurchases of PIK Toggle Notes or Floating Rate Notes during such fiscal year pursuant to an Excess Proceeds Offer, (iv) any repurchases of Floating Rate Notes during such fiscal year or any offers to purchase Floating Rate Notes required to be made in respect of the fourth fiscal quarter of such fiscal year, in each case pursuant to Section 10.14 of the Floating Rate Notes Indenture, and (v) any voluntary acquisitions by the Company of PIK Toggle Notes or Floating Rate Notes (whether by tender offer, open market purchases, negotiated transactions or otherwise) during such fiscal year and (B) the aggregate principal amount of Threshold PIK Toggle Notes outstanding as of the Redemption Date.  A Threshold PIK Toggle Note Excess Cash Redemption shall be made at a redemption price equal to 100% of the aggregate principal amount of the Threshold PIK Toggle Notes to be redeemed plus accrued and unpaid interest thereon to the Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

Section 4.03                      Selection by Trustee of Notes to be Redeemed. The Trustee may select for redemption portions of the principal of the PIK Toggle Notes on a pro rata basis, by lot or in such other manner as the Trustee shall determine; provided that  the PIK Toggle Notes and portions thereof the Trustee selects shall be redeemed in amounts of US$1.00 or whole multiples of US$1.00 in excess thereof.

ARTICLE V

EVENTS OF DEFAULT

Section 5.01                      Event of Default. With respect to the PIK Toggle Notes, Section 7.01(iii) of the Base Indenture shall be replaced in its entirety to read as follows:

"(iii)           default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in this Indenture for 60 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the PIK Toggle Notes, except in the case of a default in the observance or performance of Article IX of the First Supplemental Indenture or Sections 10.09, 10.13 or 10.14 of the First Supplemental Indenture, which shall constitute an Event of Default in respect of the PIK Toggle Notes immediately upon such written notice and without any such passage of time requirement;"

ARTICLE VI

DEFEASANCE AND COVENANT DEFEASANCE

Section 6.01                      Defeasance And Covenant Defeasance. The terms and provisions of Article XIII of the Base Indenture shall apply to the PIK Toggle Notes.

ARTICLE VII

[RESERVED]

ARTICLE VIII

[RESERVED]

ARTICLE IX

AMALGAMATIONS, MERGERS, CONSOLIDATIONS

AND CERTAIN SALES AND PURCHASES OF ASSETS

Section 9.01                      Amalgamations, Mergers, Consolidations and Certain Sales and Purchases of Assets. With respect to the PIK Toggle Notes, Article IX of the Base Indenture shall be replaced in its entirety to read as follows:

"SECTION 9.01                                The Company May Consolidate, Etc. Only On Certain Terms.  (a) The Company shall not consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one transaction or a series of related transactions to, any Person unless:

(1)           (A) the Company shall be the continuing Person or (B) the Person formed by such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made, shall be an entity organized and existing under the laws of the United States or any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company under this Indenture, the PIK Toggle Notes, the Collateral Documents and other Secured Debt Documents, and the obligations thereunder shall remain in full force and effect;

(2)           immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Debt and Acquired Debt incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing;

(3)           immediately after giving effect to such transaction on a pro forma basis the Company or such Person (A) could incur at least US$1.00 of additional Debt (other than Permitted Debt) pursuant to Section 10.05 or (B) shall have a Consolidated Fixed Charge Coverage Ratio that is greater than or equal to the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to such transaction; and

(4)           (A) the Collateral transferred to the continuing Person (i) will continue to constitute Collateral under this Indenture and the Collateral Documents and (ii) will be subject to the Lien in favor of the Collateral Trustee for the benefit of the Trustee and the Holders of the PIK Toggle Notes with the same priority as before the applicable transfer and (B) such continuing Person shall have delivered guarantees and security as reasonably required by the Collateral Trustee to charge after-acquired assets forming Collateral of such Person.

(b)           In connection with any consolidation, merger, amalgamation or transfer of assets contemplated by Section 9.01(a), prior to the closing of any such transaction, the Company shall deliver, or cause to be delivered, to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and the supplemental indenture in respect thereto, if any, comply with this Section 9.01 and that all conditions precedent provided for in this Indenture relating to such transaction or transactions have been complied with.

(c)           For purposes of Section 9.01(a), the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

SECTION 9.02  A Restricted Subsidiary May Consolidate, Etc. Only On Certain Terms.

(a) A Restricted Subsidiary shall not consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one transaction or a series of related transactions to, any Person unless either:

(1)           (A)  (i) the Restricted Subsidiary shall be the continuing Person or (ii) the Person formed by such consolidation, amalgamation or merger (if other than the Restricted Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made, shall be an entity organized and existing under the laws of the United States or any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Restricted Subsidiary under this Indenture, its Guarantee, the Collateral Documents and other Secured Debt Documents, and the obligations thereunder shall remain in full force and effect;

(B)
immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Debt and Acquired Debt incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(C)
(A) the Collateral transferred to the continuing Person (i) will continue to constitute Collateral under this Indenture and the Collateral Documents and (ii) will be subject to the Lien in favor of the Collateral Trustee for the benefit of the Trustee and the Holders of the PIK Toggle Notes with the same priority as before the applicable transfer and (B) such continuing Person shall have delivered guarantees and security as reasonably required by the Collateral Trustee to charge after-acquired assets forming Collateral of such Person.

(2)           the Asset Sale Proceeds of such sale or other disposition, if any, are applied in accordance with the applicable provisions of Section 10.09 of the First Supplemental Indenture.

(b)           In connection with any consolidation, merger, amalgamation or transfer of assets contemplated by Section 9.02(a), prior to the closing of any such transaction, the Company shall deliver, or cause to be delivered, to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and the supplemental indenture in respect thereto, if any, comply with this Section 9.02 and that all conditions precedent provided for in this Indenture relating to such transaction or transactions have been complied with.

SECTION 9.03  Successor Corporation Substituted.  Upon any consolidation, amalgamation or merger, or any transfer of all or substantially all of the assets of the Company or any Restricted Subsidiary in accordance with Section 9.01(a) or Section 9.02(a) (in any such case, a "Merger"), the successor Person formed by such consolidation or amalgamation or into which the Company or a Restricted Subsidiary is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company or such Restricted Subsidiary under this Indenture and the PIK Toggle Notes, as applicable, with the same effect as if such successor Person had been named as the Company or such Restricted Subsidiary in this Indenture and the PIK Toggle Notes, and thereafter the predecessor Person will have no continuing obligations under this Indenture, the PIK Toggle Notes, any Guarantee and the Collateral Documents in respect of the PIK Toggle Notes (and, for greater certainty, such change shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so effected shall continue to be the same obligation and not a new obligation).

SECTION 9.04  Non-Applicability.  The restrictions of this Article IX shall not apply to (i) any transaction involving a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or (ii) any transaction involving the sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Company and any Guarantor or between or among a Guarantor and any other Guarantor.  In addition, notwithstanding the foregoing, any Guarantor may merge with or into, consolidate with or amalgamate with the Company or any other Guarantor.

ARTICLE X

COVENANTS

Section 10.01                                Payment Of PIK Toggle Notes. The Company shall pay the principal of and interest on the PIK Toggle Notes on the dates and in the manner provided in the PIK Toggle Notes and this Indenture.  An installment of principal or cash interest shall be considered paid on the date it is due if the Trustee or Paying Agent (if other than the Company, a Subsidiary of the Company or any Guarantor) holds on that date money designated for and sufficient to pay such installment.  PIK Interest shall be considered paid on the date due if the Trustee is directed on or prior to such date to authenticate PIK Notes or increase the principal amount of the applicable PIK Toggle Notes, in each case in an amount equal to the amount of the applicable PIK Interest.  The Company shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue installments of interest, to the extent lawful, at the rate specified in the PIK Toggle Notes.

Section 10.02                                Reserved

.

Section 10.03                                Reserved

.

Section 10.04                                Reserved

.

Section 10.05                                Limitation On Additional Debt.

(a)           The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Debt (including, without limitation, any Acquired Debt), except (i) Permitted Debt and (ii) provided that no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Debt, the Company or any Guarantor may incur Debt (including any Acquired Debt) if the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1.0.  Even if the Company's Consolidated Fixed Charge Coverage Ratio is less than 2.0 to 1.0, the Company and its Restricted Subsidiaries may incur Permitted Debt.

(b)           For purposes of determining compliance with this Section 10.05, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) of the definition thereof or is entitled to be incurred pursuant to the first paragraph of this Section 10.05 (other than (x) debt outstanding under the Credit Facilities on the date on which the PIK Toggle Notes are first issued under this Indenture, which shall be treated as incurred pursuant to clause (1) of the definition of "Permitted Debt" and (y) the Floating Rate Notes, the PIK Toggle Notes and any Additional Secured Debt, which shall be treated as incurred pursuant to clause (2) of the definition of "Permitted Debt"), the Company shall classify (and subsequently may reclassify one or more times) such Debt in its sole discretion, and such item of Debt will, upon such classification or reclassification, as the case may be, be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this Section 10.05.  In addition, Debt may be incurred in reliance in part on one clause in the definition of "Permitted Debt" (or Section 10.05(a)) and in part in reliance on another clause in the definition of "Permitted Debt" (or Section 10.05(a)).  Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Debt (including PIK Interest), in each case in accordance with the terms of the underlying Debt at its time of incurrence by the Company or a Restricted Subsidiary, as the case may be, will not be deemed to be an incurrence of Debt for purposes of this Section 10.05; provided, that the underlying Debt is incurred in accordance with the terms of this Indenture.  For purposes of determining compliance with any U.S. or Canadian dollar-denominated restriction on the incurrence of Debt, the respective U.S. dollar-equivalent or Canadian dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided, that if such Debt is incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction or Canadian-dollar denominated restriction, as applicable, to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed the principal amount of such Debt being refinanced.  Any incurrence of Debt which complied with this Indenture at the time incurred shall be deemed not to violate this Indenture if the amount of Debt incurred later changes as a result of currency fluctuation.

(c)           This Indenture shall not treat (1) unsecured Debt as subordinated or junior to secured Debt merely because it is unsecured or (2) senior Debt as subordinated or junior to any other senior Debt merely because it has a junior priority with respect to the same collateral.

Section 10.06                                Limitation On Restricted Payments

.

(a)           The Company shall not make, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

(1)           no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

(2)           immediately after giving pro forma effect to such Restricted Payment, the Company could incur US$1.00 of additional Debt (other than Permitted Debt) pursuant to Section 10.05; and

(3)           immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made after the Issue Date does not exceed the sum (without duplication) of:

(A)           50% of the Company's cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) for the period beginning October 1, 2012 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (treating such period as a single accounting period); plus

(B)           100% of the aggregate net cash proceeds (together with the Fair Market Value of assets other than cash, including consideration received part in cash and part in assets other than cash) received by the Company from Capital Contributions or from the issuance or sale after the Issue Date (other than to a Restricted Subsidiary) of (i) Capital Stock of the Company, other than (x) Disqualified Capital Stock, (y) the proceeds of Capital Stock referred to in the proviso to clause (5) of Section 10.06(b) below to the extent used to purchase, redeem or otherwise acquire shares of Capital Stock of the Company pursuant to such clause (5) or (z) Excluded Contributions, or (ii) any Debt or other securities of the Company that are convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted, exercised or exchanged, as the case may be; plus

(C)           without duplication of any amounts included in subclause (A) of this clause (3), so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the definition of "Restricted Subsidiary," the Company's proportionate interest in an amount equal to the Fair Market Value of the Company's interest in such Subsidiary at the time of such redesignation as a Restricted Subsidiary; plus

(D)           in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, to the extent not otherwise included in the Company's Consolidated Net Income, the amount of cash proceeds (or Cash Equivalents) received by the Company or any Restricted Subsidiary with respect to such Investment, net of any costs of disposition and taxes paid or payable in connection with such disposition or repayment; plus

(E)           to the extent not otherwise included in the Company's Consolidated Net Income, the amount of the cash proceeds (or Cash Equivalents) received by the Company or any Restricted Subsidiary (1) upon the sale of any Unrestricted Subsidiary after the Issue Date, net of any costs of disposition and taxes paid or payable in connection with such sale, or (2) through distributions from an Unrestricted Subsidiary.

For purposes of determining the amount expended for Restricted Payments under this clause (3), property other than cash shall be valued at its Fair Market Value.

(b)           The provisions of this Section 10.06 shall not prevent:

(1)           the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of this Indenture;

(2)           the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Debt of the Company or any Guarantor by conversion into, or by or in exchange for, shares of Capital Stock of the Company (other than Disqualified Capital Stock), or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock); provided, that any such net cash proceeds are excluded from Section 10.06(a)(3)(B) for the purposes of this calculation (and were not included in Section 10.06(a)(3)(B) at any time), and such net cash proceeds were received by the Company in respect of sales made after the Issue Date;

(3)           the redemption, repayment or retirement of Junior Debt of the Company or any Guarantor in exchange for, by conversion into, or out of the net cash proceeds of, (x) a substantially concurrent sale or incurrence of Junior Debt of the Company or such Guarantor, as the case may be (other than any Junior Debt owed to a Restricted Subsidiary), that is not more senior in right of payment or as to the proceeds of collateral securing such debt than the Junior Debt being redeemed, repaid or retired, or (y) a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of shares of Capital Stock of the Company; provided, that any such net cash proceeds are excluded from Section 10.06(a)(3)(B) (and were not included in Section 10.06(a)(3)(B) at any time);

(4)           the retirement of any shares of Disqualified Capital Stock of the Company (a) by conversion into, or by exchange for, other shares of Disqualified Capital Stock of the Company, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of other shares of Disqualified Capital Stock of the Company (provided, that any such net cash proceeds are an Excluded Contribution) or (b) out of the net cash proceeds from the incurrence of Refinancing Debt (with respect to such Disqualified Capital Stock) incurred in compliance with Section 10.05;

(5)           the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company, other than Disqualified Capital Stock, held by employees, officers, directors, consultants, and former employees, officers, directors and consultants of the Company (or any of its Restricted Subsidiaries) or their estates or beneficiaries under their estates, provided, that the aggregate cash consideration paid, or distributions made, under this clause (5) do not exceed $2,000,000 in any calendar year (plus the cash proceeds from the sale of Capital Stock (other than Disqualified Capital Stock) of the Company to employees, officers, directors and consultants of the Company or any of its Restricted Subsidiaries subsequent to the Issue Date);

(6)           [intentionally omitted]

(7)           any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Junior Debt of the Company or any Guarantor (x) following the occurrence of a Change of Control, but only if the Company (or a third party to the extent permitted by this Indenture) shall have complied with Section 10.13 and, if required thereby, purchased all PIK Toggle Notes tendered pursuant to the Change of Control Offer required thereby, prior to purchasing or repaying such Junior Debt, or (y) with the proceeds of asset sales pursuant to an offer to purchase Junior Debt similar to the Excess Proceeds Offer described in Section 10.09 but only if the Company (or a third party to the extent permitted by this Indenture) shall have, if required thereby, purchased all PIK Toggle Notes tendered pursuant to the Excess Proceeds Offer required thereby prior to purchasing or repaying such Junior Debt;

(8)           the declaration and payment of dividends to holders of any class or series of Disqualified Capital Stock of the Company or any of its Restricted Subsidiaries issued after the Issue Date in accordance with Section 10.05, provided, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Disqualified Capital Stock or Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.0 to 1.0;

(9)           Investments acquired as a Capital Contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering or issuance of, Capital Stock (other than Disqualified Capital Stock) of the Company;

(10)           (a) the repurchase of shares of the Company's Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such shares of Capital Stock represent (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise; (b) payments or distributions to dissenting stockholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; or (c) payments by the Company, or loans, advances, dividends or distributions by the Company to make payments, to holders of Capital Stock of the Company in lieu of the issuance of fractional shares of the Company not to exceed $2,000,000 in the aggregate;

(11)           Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions, so long as such Excluded Contributions were not used to permit Restricted Payments under any other provision of this covenant or are not used to increase EBITDA pursuant to clause (k) of the definition of "EBITDA"; and

(12)           distributions or payments of Receivables Fees.

In calculating the aggregate amount of Restricted Payments made after the Issue Date for purposes of clause (3) of the first paragraph of this Section 10.06, amounts expended under subclauses (1), (5) and (7) of the immediately preceding paragraph will be included in such calculation and amounts expended pursuant to subclauses (2), (3), (4) and (8) through (12) of the immediately preceding paragraph will not be included in such calculation; provided, that amounts under subclause (1) of the immediately preceding paragraph will only be included if the declaration thereof had not been counted in a prior period.

For purposes of determining compliance with this Section 10.06, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors of the Company or a committee thereof, and (y) in the event that a Restricted Payment or Investment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including Section 10.06(a) or the definition of "Permitted Investment," the Company, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment or Investment if it would have been permitted at the time such Restricted Payment or Investment was made and at the time of such reclassification. In addition, a Restricted Payment or Investment may be made in reliance in part on one clause and in part on another clause.

If the Company or a Restricted Subsidiary makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the provisions of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture, notwithstanding any subsequent adjustments or restatements made in good faith to the Company's financial statements.

For the avoidance of doubt, any payment by the Company or any Guarantor in connection with the Restructuring, which payment is made on or prior to the Issue Date, shall not constitute a Restricted Payment.

Section 10.07                                Limitation On Liens

.  The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens on the Collateral that secure obligations under any Debt or related guarantee of the Company or any Guarantor, other than Permitted Liens.  Subject to the foregoing, the Company will not, and will not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens, other than Permitted Liens, that secure obligations under any Debt or related guarantee of the Company or any Guarantor, upon or with respect to any property or assets of the Company or any of its Restricted Subsidiaries (other than property or assets constituting Collateral), unless:

(a)           if such Lien secures Debt which is ranked equally and ratably with the PIK Toggle Notes or any Guarantee, then the PIK Toggle Notes or such Guarantee, as the case may be, are secured by such asset or property on an equal and ratable basis with such Debt so secured until such time as such obligations are no longer secured by such Lien or the Lien is a Permitted Lien, or

(b)           if such Lien secures Debt which is subordinated to the PIK Toggle Notes or any Guarantee, then the PIK Toggle Notes or such Guarantee, as the case may be, are secured by such asset or property, and the Lien securing such other Debt shall be subordinated to the Lien granted to the Holders of the PIK Toggle Notes or such Guarantee, as the case may be, at least to the same extent as such Debt is subordinated to the PIK Toggle Notes or such Guarantee, as the case may be, until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the Holders of the PIK Toggle Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the triggering Lien, which release and discharge in the case of any sale of any such asset or property shall not affect any Lien that the Collateral Trustee may have on the proceeds from such sale.

The Company and Restricted Subsidiaries may create, incur or cause or permit to exist Permitted Liens as described in the definition of "Permitted Liens".

Section 10.08                                Limitation On Transactions With Affiliates

.

(a)           The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date, unless:

(1)           such Affiliate Transaction is between or among the Company and its Restricted Subsidiaries or between or among Restricted Subsidiaries; or

(2)           the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than the terms which could reasonably be obtained by the Company or such Restricted Subsidiary, as the case may be, at such time in a comparable transaction made on an arm's-length basis between unaffiliated parties.

In any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $100,000 which is not permitted under clause (a)(1) of this Section 10.08, the Company shall obtain a resolution of the disinterested members of the Board of Directors of the Company certifying that they have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with clause (a)(2) of this Section 10.08, and in any Affiliate Transaction or any series of related Affiliate Transactions involving an amount or having a Fair Market Value in excess of $10,000,000 which is not permitted under clause (a)(1) of this Section 10.08, the Company must obtain an opinion as to the fairness to the Company or the applicable Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by a nationally recognized accounting, investment banking or appraisal firm.

(b)           The provisions of Section 10.08(a) will not apply to:

(1)           any Restricted Payment made in compliance with Section 10.06 or any Permitted Investment;

(2)           any employment agreement or compensation arrangement with officers, directors and employees in effect on the Issue Date, or entered into thereafter by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(3)           transactions in the ordinary course of business pursuant to any pension, share or partnership unit option, profit sharing, partnership unit or share appreciation rights or other employee benefit plan or agreement (including insurance, indemnification and reimbursement plans and arrangements for directors, officers and employees);

(4)           loans to employees not to exceed $5,000,000 in aggregate amount at any one time outstanding;

(5)           issuances of Capital Stock, other than Disqualified Capital Stock, of the Company; or any Capital Contribution to the Company;

(6)           any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

(7)           any agreement as in effect or entered into as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders of the PIK Toggle Notes in any material respect than the original agreement as in effect on the Issue Date;

(8)           any transaction in the ordinary course of business, or approved by a majority of the disinterested members of the Board of Directors of the Company, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity;

(9)           transactions with Affiliates solely in their capacity as holders of Debt or Capital Stock of the Company or any of its Subsidiaries, where such Affiliates receive the same consideration as non-Affiliates in such transactions;

(10)           any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(11)           transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, and that are on terms at least as favorable to the Company and its Restricted Subsidiaries as might reasonably have been obtained at such time from an unaffiliated party, or that are considered fair to the Company and its Restricted Subsidiaries in the view of the Board of Directors of the Company;

(12)           any reasonable and customary payment approved by a majority of the disinterested members of the Board of Directors of the Company in connection with the registration for sale or distribution by any Affiliate of the Company of any Capital Stock of the Company, including reimbursements for reasonable and customary offering expenses, underwriting discounts and commissions;

(13)           sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(14)           any transaction in connection with which the Company obtains a written opinion from an Independent Financial Advisor that such transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view; and

(15)           any transaction contemplated by the Restructuring that is consummated on or prior to the Issue Date.

Section 10.09                                Limitation On Asset Sales

.

(a)           The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, complete an Asset Sale unless:

(1)           the Company or such applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(2)           not less than 75% of the consideration received by the Company or such applicable Restricted Subsidiary, as the case may be, is in the form of (A) cash or Cash Equivalents, or (B) Replacement Assets, and in each case set forth in subclauses (A) and (B) of this clause (a)(2), is received at the time of such sale or other disposition; provided, that the amount of (i) any Debt or other liabilities that would appear as liabilities on a balance sheet prepared in accordance with GAAP (other than subordinated Debt) of the Company or any such applicable Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale (or a third party on behalf of the transferee) and from which the Company or such applicable Restricted Subsidiaries are fully and unconditionally released, and (ii) any securities or notes received by the Company or any such applicable Restricted Subsidiary which are converted into cash or Cash Equivalents within 180 days of such Asset Sale (to the extent of the cash or Cash Equivalents received), will be deemed to be cash for purposes of this clause (a)(2) and to have been received at the time of such sale; and

(b)           The Asset Sale Proceeds received by the Company or such Restricted Subsidiary, as the case may be, may be applied, at the option of the Company or such Restricted Subsidiary:

(1)           if the assets subject of such Asset Sale constitute Notes Priority Lien Collateral, (i) first, to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) any Priority Lien Obligations on a pro rata basis; and (ii) second, to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) any Subordinated Lien Obligations on a pro rata basis; provided, that any repayment, prepayment or purchase of (or offer to prepay, repay or purchase) obligations under the PIK Toggle Notes shall be made as provided under Section 4.01, through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all Holders of PIK Toggle Notes to purchase their PIK Toggle Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of PIK Toggle Notes that would otherwise be purchased;

(2)           if the assets subject of such Asset Sale do not constitute Notes Priority Lien Collateral, to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) indebtedness under any Credit Facilities or any other secured Debt of the Company (including the PIK Toggle Notes) or any Restricted Subsidiary; provided, that any repayment, prepayment or purchase of (or offer to prepay, repay or purchase) obligations under the PIK Toggle Notes shall be made as provided under Section 4.01, through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof plus accrued unpaid interest) or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all Holders of PIK Toggle Notes to purchase their PIK Toggle Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of PIK Toggle Notes that would otherwise be purchased; or

(3)           to make capital expenditures or to make an investment in properties and assets that are used or useful in the business of the Company or its Restricted Subsidiaries or in businesses reasonably similar to or ancillary to the business of the Company or its Restricted Subsidiaries as conducted at the time of such Asset Sale (including the acquisition of Capital Stock of any such business or businesses); provided, that (i) the Consolidated Secured Leverage Ratio calculated as of the last day of the most recently ended quarter prior to the Asset Sale for which financial statements are required to be delivered does not exceed 2.5 to 1.0; and (ii) (x) such investment occurs, or (y) the Company or any such Restricted Subsidiary enters into contractual commitments to so apply such Asset Sale Proceeds, subject only to customary conditions other than the obtaining of financing, in each case, within 365 days following the receipt of such Asset Sale Proceeds (and, in the case of any commitment referred to in clause (y) above, the transactions contemplated thereby are consummated within 180 days of the date such commitment is entered into); provided, further, to the extent Asset Sale Proceeds of Collateral are used to acquire additional assets, such additional assets (other than, for avoidance of doubt, Excluded Assets) are pledged subject to the Intercreditor Agreement and the Collateral Trust Agreement, as Collateral for the benefit of the Collateral Trustee, the Trustee and the Holders of PIK Toggle Notes. Pending any such reinvestment (x) Asset Sale Proceeds of Notes Priority Lien Collateral shall, as promptly as practicable, subject to the Intercreditor Agreement, be deposited in a Noteholder Proceeds Collateral Account pledged as Notes Priority Lien Collateral for the benefit of the Priority Lien Obligations, Subordinated Lien Obligations and ABL Debt Obligations in accordance with the Intercreditor Agreement and the Collateral Trust Agreement, and (y) Asset Sale Proceeds of ABL Priority Lien Collateral shall, as promptly as practicable, subject to the Intercreditor Agreement, be deposited in a deposit account or securities account pledged as ABL Priority Lien Collateral for the benefit of the ABL Debt Obligations, Priority Lien Obligations and Subordinated Lien Obligations in accordance with the Intercreditor Agreement and the Collateral Trust Agreement.

If on the 45th day following any Asset Sale (or the 365th day if the Consolidated Secured Leverage Ratio calculated in accordance with Section 10.09(b)(3)(i) does not exceed 2.5 to 1.0), the Available Asset Sale Proceeds exceed $7,500,000, the Company will apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase (i) the PIK Toggle Notes and (ii) at its option, other Secured Debt, in each case at a purchase price in cash equal to 100% of the principal amount of the PIK Toggle Notes and such other Secured Debt, plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer"); provided, that if the aggregate principal amount of PIK Toggle Notes (and other Secured Debt, if applicable) tendered pursuant to the Excess Proceeds Offer exceeds the Available Asset Sale Proceeds, the Company shall (i) first repurchase the tendered Priority Lien Debt before any Subordinated Lien Debt is repurchased and (ii) select PIK Toggle Notes to be repurchased on a pro rata basis, by lot or in such other manner as the Trustee shall determine.  The Company may satisfy the foregoing obligations with respect to any such Available Asset Sale Proceeds by making an Excess Proceeds Offer with respect to such Available Asset Sale Proceeds prior to the expiration of the relevant 45-day period (or such longer period provided above) or with respect to Available Asset Sale Proceeds of less than $7,500,000.

If an Excess Proceeds Offer is not fully subscribed, the Company may retain and use for general corporate purposes or any purpose not otherwise prohibited by this Indenture the portion of the Available Asset Sale Proceeds not required to repurchase PIK Toggle Notes (or other Secured Debt, if applicable).  Upon completion of any Excess Proceeds Offer, the amount of Available Asset Sale Proceeds shall be reset to zero.

(c)           If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days of the 45th day following the receipt of Available Asset Sale Proceeds (or the 365th day if the Consolidated Secured Leverage Ratio calculated in accordance with Section 10.09(b)(3)(i) does not exceed 2.5 to 1.0) exceeding $7,500,000 as specified in Section 10.09(b), a notice to the Holders, at the address appearing in the Register maintained by the Registrar, with a copy to the Trustee, stating the information set forth below.  The notice, which shall govern the terms of the Excess Proceeds Offer, shall state:

(1)           that the Company is offering to apply the Available Asset Sale Proceeds to repurchase PIK Toggle Notes at a purchase price in cash equal to 100% of the principal amount of the PIK Toggle Notes, plus accrued and unpaid interest, if any, to the purchase date;

(2)           the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(3)           the instructions that each Holder must follow in order to have PIK Toggle Notes purchased, which shall be reasonable and customary for transactions of this nature; and

(4)           the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the purchase of PIK Toggle Notes.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of PIK Toggle Notes in connection with an Excess Proceeds Offer.  To the extent that the provisions of any securities laws or regulations conflict with this Section 10.09, the Company shall comply with the applicable securities laws and regulations and shall be deemed not to have breached its obligations under this Section 10.09 by virtue of such compliance.

Section 10.10                                Limitation On Dividend And Other Payment Restrictions Affecting Restricted Subsidiaries

. The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(a)           pay dividends or make any other distributions to the Company or any Restricted Subsidiary (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or

(b)           repay any Debt or any other obligation owed to the Company or any Restricted Subsidiary, or

(c)           make loans or advances or Capital Contributions to the Company or any Restricted Subsidiary, or

(d)           transfer any of its properties or assets to the Company or any Restricted Subsidiary.

Notwithstanding the foregoing, this Section 10.10 shall not apply to encumbrances or restrictions existing under or by reason of:

(1)           encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date,

(2)           encumbrances or restrictions in (i) any Credit Facilities (other than a Borrowing Base Facility) to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date, and (ii) any Borrowing Base Facility,

(3)           this Indenture, the PIK Toggle Notes, the Floating Rate Notes, the Floating Rate Notes Indenture, any Guarantees or any of the Collateral Documents,

(4)           any applicable law, rule, regulation, or order required by any governmental authority,

(5)           any instrument governing Acquired Debt, or other agreement or instrument of a Person acquired by the Company or any Restricted Subsidiary, as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person (including any Subsidiary of the Person), so acquired,

(6)           customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices, and customary restrictions imposed on the transfer and assignment of intellectual property,

(7)           Refinancing Debt; provided, that such restrictions are not on the whole materially more restrictive than those contained in the agreements governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded,

(8)           restrictions in security agreements or mortgages securing Debt of the Company or a Restricted Subsidiary only to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages,

(9)           restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary to be consummated in accordance with the terms of this Indenture solely in respect of the Capital Stock or assets to be sold or disposed of,

(10)           purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations in each case that impose restrictions of the nature described in clause (d) of this Section 10.10 on the property so acquired,

(11)           any agreement for the sale of assets (including any Asset Sale) that restricts transfers of such assets pending their sale,

(12)           secured Debt otherwise permitted to be incurred pursuant to the provisions of the covenant described above under Section 10.07 that limits the right of the debtor to dispose of the assets securing such Debt,

(13)           any encumbrance or restriction contained in Purchase Money Debt to the extent that such encumbrance or restriction (A) only restricts the transfer of the Property financed with such Purchase Money Debt and (B) solely relates to the Property financed with such Purchase Money Debt,

(14)           restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business,

(15)           customary encumbrances or restrictions existing under or by reason of provisions in joint venture or similar agreements, shareholder agreements, asset sale agreements, stock sale agreements and sale and leaseback transactions required in connection with the entering into of such transactions, which encumbrances and restrictions are applicable only to the assets that are the subject of such agreements,

(16)           agreements entered into between a Restricted Subsidiary and another Restricted Subsidiary which second Restricted Subsidiary is not a Subsidiary of the first Restricted Subsidiary provided, that such agreement does not limit dividends or distributions to the direct parent or direct subsidiary of either such Restricted Subsidiary,

(17)           restrictions contained in any Debt incurred in compliance with Section 10.05, provided, that, such restrictions, taken as a whole, are, in the good faith judgment of the Company's Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (1), (2) and (3) above and the Company determines in good faith that any such restriction will not affect the Company's ability to make principal or interest payments on the PIK Toggle Notes,

(18)           restrictions created in connection with any Receivables Facility solely with respect to the Subsidiary which is the holder of the applicable receivables, or

(19)           encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (18) above, provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, not materially more restrictive with respect to such encumbrance and other restrictions that those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Nothing contained in this Section 10.10 shall prevent the Company or any Restricted Subsidiary from creating, incurring, assuming or suffering to exist any Liens otherwise permitted in accordance with Section 10.07.

Section 10.11                                Reserved
.

Section 10.12                                Reserved.

Section 10.13                                Change Of Control Offer.

(a)           Upon the occurrence of a Change of Control Triggering Event, the Company shall be obligated to make an offer to purchase (the "Change of Control Offer") all outstanding PIK Toggle Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date, in accordance with this Section 10.13.

(b)           Within 30 days of the occurrence of a Change of Control Triggering Event, the Company shall (1) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (2) send by first-class mail, postage prepaid, to the Trustee and to each Holder, at its address appearing in the Register, a notice stating:

(1)           that the Change of Control Offer is being made pursuant to this Section 10.13 and that all PIK Toggle Notes tendered will be accepted for payment;

(2)           the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"));

(3)           that any PIK Toggle Note not tendered will continue to accrue interest, to the extent applicable;

(4)           that, unless the Company defaults in the payment of the Change of Control Purchase Price, any PIK Toggle Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(5)           that Holders accepting the offer to have PIK Toggle Notes purchased pursuant to any Change of Control Offer will be required to surrender such PIK Toggle Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

(6)           that Holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the PIK Toggle Notes the Holder delivered for purchase, and a statement that such Holder is withdrawing its election to have such PIK Toggle Notes purchased;

(7)           that Holders whose PIK Toggle Notes are being purchased only in part will be issued new PIK Toggle Notes, representing the same indebtedness to the extent not repurchased, equal in principal amount to the unpurchased portion of the PIK Toggle Notes surrendered; provided, that each PIK Toggle Note purchased and each such new PIK Toggle Note issued shall be in an original principal amount in minimum denominations of US$1.00 and integral multiples of US$1.00 in excess thereof;

(8)           any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

(9)           the name and address of the Paying Agent.

(c)           On the Change of Control Payment Date, the Company shall, to the extent lawful, (1) accept for payment PIK Toggle Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent money sufficient to pay the Change of Control Purchase Price of all PIK Toggle Notes or portions thereof properly tendered and (3) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the PIK Toggle Notes or portions thereof tendered to the Company.  The Paying Agent shall promptly mail to each Holder of PIK Toggle Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such PIK Toggle Notes, and the Company shall execute and issue, and the Trustee, upon Company Order, shall promptly authenticate and mail to such Holder, a new PIK Toggle Note equal in principal amount to any unpurchased portion of the PIK Toggle Notes surrendered; provided, that each such new PIK Toggle Note shall be issued in an original principal amount in minimum denominations of US$1.00 and integral multiples of US$1.00 in excess thereof.

The Company will not be required to make a Change of Control Offer in respect of the PIK Toggle Notes following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all PIK Toggle Notes or portions thereof validly tendered and not withdrawn under such Change of Control Offer.  In addition, notwithstanding anything in this Indenture to the contrary, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.  The Company also will not be required to make a Change of Control Offer in respect of the PIK Toggle Notes to the extent it has previously or concurrently elected to redeem the PIK Toggle Notes, and timely redeemed in full the PIK Toggle Notes in accordance with such election pursuant to this Indenture.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of PIK Toggle Notes in connection with a Change of Control Offer.  To the extent that the provisions of any securities laws or regulations conflict with this Section 10.13, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 10.13 by virtue of such compliance.

The provisions under this Section 10.13 may be waived or modified with the written consent of the Holders (other than Holders that are the Company or any of its Restricted Subsidiaries, whose vote shall not be counted) of a majority in aggregate principal amount of the PIK Toggle Notes.

Section 10.14                                Excess Cash Offer. In respect of each fiscal year ending after the Issue Date, the Company shall, within 90 days after the end of such fiscal year, make an offer to purchase PIK Toggle Notes (an "Excess Cash Offer") in an aggregate principal amount equal to the lesser of (A) the Required Percentage of Excess Cash for such fiscal year (determined as of the last day of such fiscal year), less the aggregate amount of (i) any redemptions of PIK Toggle Notes during such fiscal year or in respect of such fiscal year pursuant to the terms of this Indenture, (ii) any redemptions of Floating Rate Notes during such fiscal year pursuant to the terms of the Floating Rate Notes Indenture, (iii) any repurchases of PIK Toggle Notes or Floating Rate Notes during such fiscal year pursuant to an Excess Proceeds Offer, (iv) any repurchases of Floating Rate Notes pursuant to Section 10.14 of the Floating Rate Notes Indenture during such fiscal year or in respect of the fourth fiscal quarter of such fiscal year, and (v) any voluntary acquisitions by the Company of PIK Toggle Notes or Floating Rate Notes (whether by tender offer, open market purchases, negotiated transactions or otherwise) during such fiscal year, and (B) the aggregate principal amount of Floating Rate Notes outstanding as of the Redemption Date (the "Excess Cash Amount")

An Excess Cash Offer shall be made on a pro rata basis, by lot or in such other manner as the Trustee shall determine for the Outstanding PIK Toggle Notes, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the purchase date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

If any Excess Cash remains after compliance with this Section 10.14, and provided that all Holders of PIK Toggle Notes have been given the opportunity to tender their PIK Toggle Notes for purchase in accordance with such Excess Cash Offer, the Company may use that Excess Cash for any purpose not otherwise prohibited by this Indenture.

If the aggregate principal amount of PIK Toggle Notes tendered into an Excess Cash Offer exceeds the Excess Cash Amount, the Trustee will select the PIK Toggle Notes to be purchased on a pro rata basis, by lot or in such other manner as the Trustee shall determine.

Within five Business Days after the Company is obligated to make an Excess Cash Offer pursuant to this Section 10.14, the Company shall send a written notice, by first-class mail, to the Holders of the PIK Toggle Notes, with a copy to the Trustee, accompanied by such information regarding the Company and its Restricted Subsidiaries as the Company in good faith believes will enable such Holders to make an informed decision with respect to such Excess Cash Offer. Such notice shall state, among other things, the purchase price and the purchase date which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is given.  Each notice of an Excess Cash Offer shall be accompanied by a certificate of the chief financial officer of the Company addressed to the Trustee certifying (and demonstrating with reasonable particulars) the calculation and application of the applicable Excess Cash Amount for such fiscal year.

The Company shall not be required to make an Excess Cash Offer for any fiscal year unless the Excess Cash Amount for such fiscal year would be equal to or in excess of $7,500,000 (the "Excess Cash Minimum").  If the amount of the Excess Cash Offer for any fiscal year would be less than the Excess Cash Minimum, so long as no Priority Lien Debt is outstanding, such amount will be carried forward and accumulated and counted in the amount of future Excess Cash Offers until the Excess Cash Minimum is met.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of PIK Toggle Notes in connection with an Excess Cash Offer.  To the extent that the provisions of any securities laws or regulation conflict with this Section 10.14, the Company shall comply with the applicable securities laws and regulations and shall be deemed not to have breached its obligations under this Section 10.14 by virtue of such compliance.

ARTICLE XI

AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 11.01                                Amendment to Section 14.01 of the Base Indenture. With respect to the PIK Toggle Notes, Section 14.01(i) of the Base Indenture shall be replaced in its entirety to read as follows:

"(i) in accordance with Section 9.01 or 9.02 of this Indenture;"

Section 11.02                                Amendment to Section 14.02 of the Base Indenture. With respect to the PIK Toggle Notes, Section 14.02 of the Base Indenture is hereby amended to include the following:

"(ix) amend, change or modify in any material respect the obligation of the Company to make and consummate (x) an Excess Proceeds Offer pursuant to Section 10.09 of the First Supplemental Indenture with respect to any Asset Sale that has been consummated or (y) an Excess Cash Offer pursuant to Section 10.14 of the First Supplemental Indenture with respect to any fiscal year that has ended prior to the proposed amendment, change or modification, or, in each case, modify in any material respect any of the provisions or definitions with respect thereto.

Without the consent of the Holders of at least 75% in aggregate principal amount of the PIK Toggle Notes then Outstanding, no amendment, waiver, supplement or modification may change the definition of Secured Debt Cap to permit the incurrence of Additional Secured Debt if the Consolidated Secured Leverage Ratio of the Company would exceed 3.0 to 1.0 at the time of such incurrence and after giving pro forma effect to such incurrence."

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.01                                Ratification Of Indenture. The Base Indenture as supplemented by this First Supplemental Indenture is in all respects ratified and confirmed, and this First Supplemented Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 12.02                                Effect Of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and are not to be considered a part of this Indenture, and shall not affect the construction hereof.

Section 12.03                                Separability Clause. In case any provision in this Indenture or in the PIK Toggle Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.04                                Benefits Of Indenture. Nothing in this Indenture or in the PIK Toggle Notes, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Registrar and their successors hereunder and the Holders of PIK Toggle Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 12.05                                Governing Law; Waiver Of Jury Trial. THIS INDENTURE AND THE PIK TOGGLE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE PIK TOGGLE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.06                                Subordinated Lien Representative. The Holders of PIK Toggle Notes hereby appoint the Trustee as the Subordinated Lien Representative of the Holders for purposes of the Collateral Trust Agreement.

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed as of the date first written above.

CATALYST PAPER CORPORATION

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Vice President and General Counsel

0606890 B.C. LTD

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER

By:	CATALYST PAPER CORPORATION, its managing partner

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Vice President and General Counsel

CATALYST PAPER ENERGY HOLDINGS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA POPLARS LTD.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER HOLDINGS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER (SNOWFLAKE) INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER (USA) INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA PAPERS SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA POPLARS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Joseph P. O'Donnell
Name:	Joseph P. O'Donnell
Title:	Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA, AS COLLATERAL TRUSTEE

By:	/s/ Alice Kollen
Name:	Alice Kollen
Title:	Corporate Trust Officer

By:	/s/ Margarita Zubiran
Name:	Margarita Zubiran
Title:	Associate Trust Officer

ANNEX A - FORM OF PIK TOGGLE NOTE

[FORM OF FACE OF NOTE]

[Insert Global Note Legend, if applicable]

THIS NOTE MAY BE ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED.  IF THIS NOTE IS ISSUED WITH OID, THE ISSUE PRICE, ORIGINAL ISSUE DATE, TOTAL AMOUNT OF OID AND YIELD TO MATURITY OF THE NOTE MAY BE OBTAINED BY CONTACTING THE GENERAL COUNSEL AT CATALYST PAPER CORPORATION, 2ND FLOOR, 3600 LYSANDER LANE, RICHMOND, BRITISH COLUMBIA, V7B 1C3, CANADA, OR AT (604) 247-4400.

CUSIP ___________

CATALYST PAPER CORPORATION

No. ___________	US$______________

PIK TOGGLE SENIOR SECURED NOTES

CATALYST PAPER CORPORATION, a corporation incorporated under the laws of Canada (the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, promises to pay to [__________] or registered assigns the principal sum of [_________________] U.S. DOLLARS (US$________) (which amount may from time to time be increased or decreased to such other principal amounts by adjustments made on the records of the Registrar as set forth in Schedule A hereto) on October 30, 2017 at the office or agency of the Company referred to below.

Interest Payment Dates:  May 1 and November 1.

Record Dates:  April 15 and October 15.

0606890 B.C. Ltd., Catalyst Paper, Catalyst Paper Energy Holdings Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited, Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Catalyst Paper (Snowflake) Inc. and The Apache Railway Company (collectively the "Guarantors," which term includes any successor under the Indenture hereinafter referred to and any Restricted Subsidiary that provides a Guarantee pursuant to the Indenture) have jointly and severally, fully and unconditionally, guaranteed the payment of principal of, premium, if any, and interest on this PIK Toggle Note.

Reference is made to the further provisions of this PIK Toggle Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this PIK Toggle Note to be signed manually or by facsimile by a duly authorized officer.

CATALYST PAPER CORPORATION

By:
Name:
Title:

Certificate of Authentication

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication	Wilmington Trust, National Association,
as Trustee

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

CATALYST PAPER CORPORATION

PIK TOGGLE SENIOR SECURED NOTES

(1)            Interest.  The Company promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount represented hereby (i) at a rate of 11% per annum, payable in cash, or (ii) at a rate of 13% per annum, of which (x) 7.5% per annum shall be payable in cash and (y) 5.5% per annum shall be payable in the form of additional PIK Toggle Notes (rounded up to the nearest US$1.00) ("PIK Interest").  The Company shall elect the form of interest payment with respect to each interest payment period by delivering a notice to the Trustee prior to the beginning of such interest payment period in which the Company shall state whether it is electing to pay the interest due on the Interest Payment Date relating to such interest payment period in cash or in cash and PIK Interest, as applicable, pursuant to Section 3.03(c) of the Indenture and whether the PIK Interest, if any, will be evidenced by an increase in the principal amount of the outstanding PIK Toggle Notes or the issuance of PIK Notes in an aggregate principal amount equal to the amount of PIK Interest then payable, in each case rounded up to the nearest US$1.00.  In the absence of such an election for any interest payment period, interest on the PIK Toggle Notes shall be payable according to the election for the previous interest period. Interest for the first interest payment period commencing on the Issue Date shall be payable entirely in cash.  Interest on the PIK Toggle Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including September 13, 2012 to but excluding the date on which interest is paid.  Interest shall be calculated and payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 2012.  Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.  From and after the occurrence of an Event of Default in respect of the PIK Toggle Notes as set forth in the Indenture, the Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at a rate of an additional 2% per annum on the cash interest rate on the PIK Toggle Notes.

(2)            Method of Payment.  The Company will pay interest hereon (except Defaulted Interest) to the Persons who are registered Holders at the close of business on the April 15 or October 15 immediately preceding an applicable Interest Payment Date (whether or not a Business Day).  The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.  The obligation to pay PIK Interest on the PIK Toggle Notes shall be evidenced by the Company increasing the principal amount of the outstanding PIK Toggle Notes or by issuing additional PIK Toggle Notes ("PIK Notes") in an aggregate principal amount equal to the amount of PIK Interest then payable and otherwise due, in each case rounded up to the nearest US$1.00.  Interest shall accrue on PIK Notes issued pursuant to the Indenture from and including the date of issuance of such PIK Notes at the rates specified in paragraph (1) above.  Holders must surrender PIK Toggle Notes to a Paying Agent to collect principal payments.  Cash interest may be paid, at the option of the Company, by check mailed to the Holder entitled thereto at the address indicated on the Register maintained by the Registrar or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder.

(3)            Paying Agent and Security Registrar.  Initially, Wilmington Trust, National Association (the "Trustee"), will act as a Paying Agent and Registrar.  The Company may change any Paying Agent or Registrar without notice.  The Company or any of its Affiliates may act as Paying Agent or Registrar.

(4)            Indenture.  This Note is one of a duly authorized issue of Notes of the Company, designated as its PIK Toggle Senior Secured Notes.  The Company issued the PIK Toggle Notes under an Indenture dated as of September 13, 2012 (the "Base Indenture"), as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the "First Supplemental Indenture" and the Base Indenture as so supplemented, the "Indenture") among the Company, the Guarantors, the Trustee and Computershare Trust Company of Canada, as collateral trustee (the "Collateral Trustee").  The PIK Toggle Notes are subject to all applicable terms of the Indenture, and Holders are referred to the Indenture for a statement of them.  To the extent any provision of this PIK Toggle Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.  Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.  The PIK Toggle Notes are senior secured obligations of the Company.

(5)            Additional Amounts.  The Company will pay to the Holders such Additional Amounts as may become payable under Section 6.07 of the Base Indenture.

(6)            Optional Redemption.  Prior to December 15, 2013, the Company may redeem the PIK Toggle Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 103% of the aggregate principal amount of the PIK Toggle Notes to be redeemed, plus accrued and unpaid interest to the Redemption Date.  On or after December 15, 2013, the Company may redeem the PIK Toggle Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the aggregate principal amount of the PIK Toggle Notes to be redeemed, plus accrued and unpaid interest to the Redemption Date.

(7)            Excess Cash Redemption.  In respect of each fiscal year ending after the Issue Date, the Company shall, within 15 days after the end of such fiscal year, issue a notice of redemption pursuant to Section 4.04 of the Base Indenture and thereafter redeem PIK Toggle Notes pursuant to a PIK Toggle Note Excess Cash Redemption at a redemption price equal to 100% of the aggregate principal amount of the PIK Toggle Notes to be redeemed, plus accrued and unpaid interest to the Redemption Date.

(8)            Tax Redemption.  The PIK Toggle Notes are redeemable, in whole but not in part, at the option of the Company at any time, upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to each Holder at its last address appearing in the Register at 100% of the principal amount thereof plus accrued and unpaid interest thereon to the Redemption Date, if the Company or any Guarantor is or would become obligated to pay, on the next date on which any amount would be payable with respect to the PIK Toggle Notes or the Guarantees, any Additional Amounts as a result of a change in, or amendment to, the laws (or any regulations promulgated thereunder) of any Taxing Authority, or any changes in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced on or after the Issue Date; provided, that the Company or such Guarantor determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company or such Guarantor (not including substitution of the obligor under the PIK Toggle Notes); and provided, further, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company or such Guarantor would but for such redemption be obligated to pay such Additional Amounts or later than 270 days after the Company or such Guarantor first becomes liable to pay any Additional Amounts as a result of any changes in or amendments to laws, regulations or official positions described above and (ii) at the time such notice is given, the Company's or such Guarantor's obligation to pay such Additional Amounts remains in effect.

(9)            Notice of Redemption.  Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of PIK Toggle Notes to be redeemed at its registered address.  On and after the Redemption Date, unless the Company defaults in making the redemption payment, interest ceases to accrue on PIK Toggle Notes or portions thereof called for redemption.  Any redemption or notice of any redemption may, at the Company's option, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control or other corporate transaction.

(10)            Offers to Purchase.  The Indenture provides that upon the occurrence of a Change of Control or an Asset Sale or pursuant to an Excess Cash Offer, and subject to further limitations contained in the Indenture, the Company shall make an offer to purchase outstanding PIK Toggle Notes in accordance with the procedures set forth in the Indenture.

(11)            Denominations, Transfer, Exchange.  The PIK Toggle Notes are in registered form without coupons in denominations of US$1.00 and integral multiples of US$1.00 in excess thereof.  A Holder may transfer or exchange PIK Toggle Notes in accordance with the Indenture.  The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any PIK Toggle Notes or portion of a PIK Toggle Note selected for redemption, or register the transfer of or exchange any PIK Toggle Notes for a period of 15 days before a mailing of notice of redemption.

(12)            Persons Deemed Owners.  The registered Holder of this PIK Toggle Note may be treated as the owner of this PIK Toggle Note for all purposes.

(13)            Unclaimed Money.  If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request.  After that, Holders entitled to the money must look to the Company for payment as general creditors unless an "abandoned property" law designates another Person.

(14)            Amendment, Supplement, Waiver, Etc.  The Company, any Guarantors, the Trustee and the Collateral Trustee may, without the consent of the Holders of any outstanding PIK Toggle Notes, amend, waive or supplement the Indenture or the PIK Toggle Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and making any change that does not materially and adversely affect the rights of any Holder.  Other amendments and modifications of the Indenture or the PIK Toggle Notes may be made by the Company, any Guarantors, the Trustee and the Collateral Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding PIK Toggle Notes, subject to certain exceptions requiring the consent of the Holders of the particular PIK Toggle Notes to be affected or the consent of Holders of at least 75% or 66-23% of the aggregate principal amount of the outstanding PIK Toggle Notes.

(15)            Restrictive Covenants.  The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional Debt, make payments in respect of their Capital Stock or certain Debt, make certain Investments, create or incur Liens, enter into transactions with Affiliates, enter into agreements restricting the ability of Restricted Subsidiaries to pay dividends and make distributions, and on the ability of the Company to merge or consolidate with any other Person or transfer all or substantially all of the Company's assets on a consolidated basis.  Such limitations are subject to a number of important qualifications and exceptions.

(16)            Successor Person.  When a successor Person assumes all the obligations of its predecessor under the PIK Toggle Notes and the Indenture and the transaction complies with the terms of Article IX of the First Supplemental Indenture, the predecessor Person will be released from those obligations.

(17)            Defaults and Remedies.  Events of Default are set forth in the Indenture.  Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in clause (vi) of Section 7.01 of the Base Indenture with respect to the Company) occurs and is continuing, the Trustee, by written notice to the Company, or the Holders of not less than 25% in aggregate principal amount of the then Outstanding PIK Toggle Notes, by written notice to the Trustee and the Company, may declare to be immediately due and payable the entire principal amount of all the PIK Toggle Notes then Outstanding plus accrued and unpaid interest to the date of acceleration and the same shall become immediately due and payable.  If an Event of Default specified in clause (vi) of Section 7.01 of the Base Indenture occurs, the principal amount of and interest on all PIK Toggle Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  Holders may not enforce the Indenture or the PIK Toggle Notes except as provided in the Indenture.  The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the PIK Toggle Notes.  Subject to certain limitations, Holders of a majority in principal amount of the then Outstanding PIK Toggle Notes may direct the Trustee in its exercise of any trust or power.  The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interests.

(18)            Trustee Dealings with Company.  The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

(19)            No Recourse Against Others.  No past, present or future director, officer, employee, partner, incorporator or shareholder of the Company, any of its Subsidiaries or any Guarantor or any corporate successor(s) thereto shall have any liability for any obligations of the Company under the PIK Toggle Notes, the Guarantees, the Indenture or any of the Collateral Documents or for a claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder of PIK Toggle Notes by accepting a PIK Toggle Note waives and releases such persons from all such liability.  The waiver and release are part of the consideration for the issuance of the PIK Toggle Notes.

(20)            Discharge.  The Company's obligations pursuant to the Indenture will be discharged with respect to the PIK Toggle Notes, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all of the PIK Toggle Notes or upon the irrevocable deposit with the Trustee of money in U.S. Dollars or U.S. Government Securities sufficient to pay when due principal of and interest on such PIK Toggle Notes to maturity or redemption, as the case may be.

(21)            Guarantees.  The PIK Toggle Notes are entitled to the benefits of certain Guarantees made for the benefit of the Holders.  Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

(22)            Collateral.  The Company and the Guarantors have entered into the Collateral Documents for the benefit of the Holders of PIK Toggle Notes, the Trustee and the Collateral Trustee.

(23)            Authentication.  This PIK Toggle Note shall not be valid until the Trustee manually signs the certificate of authentication on the other side of this PIK Toggle Note.

(24)            Governing Law.  THIS PIK TOGGLE NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  EACH OF THE COMPANY AND THE GUARANTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

(25)            Abbreviations.  Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(26)            CUSIP Numbers.  Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the PIK Toggle Notes and the Trustee may use CUSIP numbers in notices of redemption and other notices as a convenience to Holders.  No representation is made as to the accuracy of such numbers either as printed on the PIK Toggle Notes or as contained in any notice of redemption or other notice and reliance may be placed only on the other identification numbers placed thereon.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and the Collateral Documents.  Requests may be made to:

Catalyst Paper Corporation
2nd Floor
3600 Lysander Lane
Richmond, British Columbia, Canada V7B 1C3
Attention:  Corporate Secretary
Fax Number:  (604) 247-0549

ASSIGNMENT

I or we assign and transfer this PIK Toggle Note to:

(Insert assignee's social security or tax I.D. number)

(Print or type name, address and zip or postal code of assignee)

and irrevocably appoint:

agent to transfer this PIK Toggle Note on the books of the Company. The agent may substitute another to act for him.

Date:	Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guaranteed (Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee)

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have all or any part of this PIK Toggle Note purchased by the Company pursuant to Section 10.09, Section 10.13 or Section 10.14 of the Indenture, check the appropriate box:

☐ Section 10.09	☐ Section 10.13	☐ Section 10.14

If you want to have only part of the PIK Toggle Note purchased by the Company pursuant to Section 10.09, Section 10.13 or Section 10.14 of the Indenture, state the amount you elect to have purchased:

US$
(multiple of US$1.00)

Date:		Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guaranteed (Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor acceptable to the Trustee)

SCHEDULE A

CATALYST PAPER CORPORATION.

PIK Toggle Senior Secured Notes

The initial principal amount of this Global Note is US$[              ]. The following increases or decreases in this Global Note have been made:

Date of Transaction	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian